      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 4, 1996


                                                       REGISTRATION NO. 33-62673
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                              THE FIRST YEARS INC.
                        (Formerly Kiddie Products, Inc.)
             (Exact name of registrant as specified in its charter)

          MASSACHUSETTS                          5098                           04-2149581
   (State or other jurisdiction      (Primary Standard Industrial            (I.R.S. Employer
of incorporation or organization)    Classification Code Number)          Identification Number)

                            ------------------------

           ONE KIDDIE DRIVE, AVON, MASSACHUSETTS 02322 (508) 588-1220 (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                            ------------------------

                                RONALD J. SIDMAN
                CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                              THE FIRST YEARS INC.
                                ONE KIDDIE DRIVE
                           AVON, MASSACHUSETTS 02322
                                 (508) 588-1220
  (Name and address, including zip code, and telephone number, including area code, of agent for service)

                            ------------------------

                                   Copies to:

      KEITH F. HIGGINS, ESQ.            GITTA M. KURLAT, ESQ.              PETER B. TARR, ESQ.
           ROPES & GRAY                   KURLAT ASSOCIATES                   HALE AND DORR
     ONE INTERNATIONAL PLACE               ONE BOSTON PLACE                  60 STATE STREET
   BOSTON, MASSACHUSETTS 02110       BOSTON, MASSACHUSETTS 02108       BOSTON, MASSACHUSETTS 02109

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

                            ------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                              THE FIRST YEARS INC.

            CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF
              INFORMATION REQUIRED BY ITEMS OF PART I OF FORM S-1

      REGISTRATION STATEMENT
      LOCATION IN PROSPECTUS                        ITEM AND CAPTION
      ----------------------                        ----------------
  1.  Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus....    Outside Front Cover Page of Prospectus
  2.  Inside Front and Outside Back Cover Pages
      of Prospectus.............................    Inside Front Cover Page and Outside Back
                                                    Cover Page of Prospectus; Additional
                                                    Information
  3.  Summary Information, Risk Factors and
      Ratio of Earnings to Fixed Charges........    Prospectus Summary; Risk Factors
  4.  Use of Proceeds...........................    Use of Proceeds
  5.  Determination of Offering Price...........    Not Applicable
  6.  Dilution..................................    Not Applicable
  7.  Selling Security Holders..................    Principal and Selling Stockholders
  8.  Plan of Distribution......................    Outside Front Cover Page of Prospectus;
                                                    Inside Front Cover Page of Prospectus;
                                                    Underwriting
  9.  Description of Securities to be
      Registered................................    Outside Front Cover Page of Prospectus;
                                                    Description of Capital Stock; Underwriting
 10.  Interests of Named Experts and Counsel....    Legal Matters; Experts
 11.  Information With Respect to the
      Registrant................................    Prospectus Summary; Risk Factors; Use of
                                                    Proceeds; Dividend Policy; Capitalization;
                                                    Selected Financial Data; Management's
                                                    Discussion and Analysis of Financial
                                                    Condition and Results of Operations;
                                                    Business; Management; Principal and
                                                    Selling Stockholders; Description of
                                                    Capital Stock; Underwriting; Financial
                                                    Statements
 12.  Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities...............................    Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JUNE 4, 1996



                                1,600,000 SHARES


                                 [COMPANY LOGO]

                                  COMMON STOCK
                            ------------------------

     Of the 1,600,000 shares of Common Stock offered hereby, 400,000 shares are being sold by The First Years
Inc. (the "Company" or "The First Years") and 1,200,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.



     The Common Stock trades on the Nasdaq National Market under the symbol "KIDD". On June 3, 1996, the last reported sale price of the Common Stock was $17.25 per share. See "Price Range of Common Stock."

     THERE ARE CERTAIN RISKS ASSOCIATED WITH THIS OFFERING. SEE "RISK FACTORS" BEGINNING ON PAGE 5.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------

- ------------------------------------------------------------------------------------------------------
                                                   UNDERWRITING                         PROCEEDS TO
                                   PRICE TO       DISCOUNTS AND       PROCEEDS TO         SELLING
                                    PUBLIC        COMMISSIONS(1)       COMPANY(2)     STOCKHOLDERS(2)
- ------------------------------------------------------------------------------------------------------
Per Share.....................      $                $                  $                  $
- ------------------------------------------------------------------------------------------------------
Total(3)......................      $                $                  $                  $
- ------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deducting expenses payable by the Company and the Selling Stockholders estimated at $76,700 and $183,300, respectively.



(3) The Company has granted the Underwriters a 30-day option to purchase up to 240,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $          , $          and $          , respectively. See "Underwriting."



                            ------------------------

     The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to the right of the Underwriters to reject any order in whole or in part. It is expected that the delivery of the shares of Common Stock will be made on or
about             , 1996.

A.G. EDWARDS & SONS, INC.                           ADAMS, HARKNESS & HILL, INC.


               THE DATE OF THIS PROSPECTUS IS             , 1996

                               [THE FIRST YEARS]

        IFC [Child on parent's shoulders with Company logo superimosed.]


     THE FIRST YEARS(R), Ideas Inspired by Parents(R), TumbleMates(R), Firstronics(R) and Washables(R) are registered trademarks of The First Years Inc. Simplicity(TM), Sure(TM), Choice(TM), Clip'n Go(TM), Neats(TM), PackMates(TM), Nurserytronics(TM), Step-by-Step(TM) and First Gifts(TM) are trademarks of The First Years Inc. 3M(R) and SCOTCHGARD(R) are registered trademarks of Minnesota Mining and Manufacturing Company. WINNIE THE POOH(R), POOH(R), DISNEY BABIES(R), and 101 DALMATIANS(R) are registered trademarks of Disney Enterprises, Inc.

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS AND THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

Our products are inspired and pretested by parents for parents. They are designed in consultation with eminent pediatrician Dr. T. Berry Brazelton, and staff members of the Child Development Unit, Children's Hospital in Boston. The First Years is a benefactor of The Child Development Unit.



[Montage of eight photographs depicting various company products, staff members of the Child Development unit at Boston Children's Hospital and Company employees with their children]



                                 FIRSTGIFTS(TM)


Delightful -- and practical -- gift items and product ensembles for celebrating a birth, a birthday, or any special occasion.



                               FEEDING & SOOTHING


Creative designs -- from bottles and breast pumps to teethers and pacifiers -- that provide convenience and quality for parents.



[Montage of eight photographs depicting various Company products, Company employees with their children and a separate photograph of a child.]



                                PLAY & DISCOVER


Toys that combine fun with emotional and physical development, from the classic Soft Ducky to our innovative Firstronics line.



                                 CARE & SAFETY


Excellence in childcare, health, and safety -- in the nursery, around the house, and on the road.



                             [THE FIRST YEARS LOGO]

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Except as otherwise indicated, the information in this Prospectus assumes the Underwriters' over allotment option is not exercised. All information reflects the two-for-one, three-for-one, and two-for-one stock splits effected on June 14, 1991, December 15, 1992 and December 29, 1995, respectively.



     The First Years Inc. is a leading developer and worldwide marketer of a broad line of innovative, high-quality, value-priced, developmentally-sound products for infants and toddlers. Since 1973, the Company has sold products under its well-known brand name and principal trademark, THE FIRST YEARS. In the last three years, the Company has entered into licensing agreements with The Walt Disney Companies to feature Winnie the Pooh characters on a variety of its products in various countries. The Company's product line now contains approximately 300 items and is divided into five categories -- Feeding & Soothing, Care & Safety, Play & Discover, Gifts & Sets and Winnie the Pooh. Retail prices for the Company's products range from approximately $0.99 to $69.99. Major channels through which the Company sells its products include mass merchants, supermarkets, drug stores, department stores, wholesale clubs, convenience stores, specialty stores, mail-order catalogs and catalog showrooms. The Company currently has over 1,000 customers in over 40 countries. Major customers include Wal*Mart, Toys "R" Us, Target, Kmart, J. C. Penney, Kroger and Baby Superstore.



     The Company believes that a number of recent demographic trends in the United States have had a favorable impact on the market for juvenile products in general and the appeal of the Company's product line in particular. In the U.S. and many other developed countries, children are being born to dual-income parents and parents are having children at later ages. The Company also believes that parents in general, and especially older parents, are now more aware of the developmental importance of a child's early years and more concerned about safety, quality and value in juvenile products and that they are also more willing and able to pay for products that embody these qualities. Capitalizing on its reputation for parenting expertise and product quality, its development of products that are based on Ideas Inspired by Parents and its longstanding relationship with Dr. T. Berry Brazelton and the Child Development Unit at Boston's Children's Hospital, the Company believes it is well positioned to produce new and innovative products that meet the requirements of today's parents.



     The Company believes that its growth will result in large part from the continued expansion of its existing product line for infants and toddlers up to three years of age and the development of products for children from three to six years of age. The Company introduced 45 new products in 1994, 90 new products in 1995 and intends to introduce over 60 new products in 1996. Among the 1995 items were initial entries into product segments that were new to the Company. Those entries included several higher-priced furnishings, such as bath seats, booster seats and step stools; higher-priced boxed toys; electronic products for the nursery, including a nursery monitor and crib tape player/night light; travel-related products such as diaper bags and child carriers; and 25 products featuring Winnie the Pooh characters. In 1996, the Company is expanding each of its product categories, including the introduction of 26 new products featuring Winnie the Pooh characters. During this period of rapid product development, net sales have increased from approximately $46.1 million in 1993 to $75.8 million in 1995.



     The Company believes that its future growth will also come from the expansion of its distribution in both domestic and international markets. The Company's strategy in the United States is to increase its penetration in all of its major channels of distribution. Internationally, the Company has expanded its sales in Europe with the opening of a sales office in the United Kingdom in 1992 and has increased distribution of its products in the past few years in Canada, Central and South America, the Middle East and the Pacific Rim. The Company believes that its products have been well received by international consumers and that the number of births and rising income levels in international markets present significant opportunities for growth.


     The Company was incorporated in 1952 in Massachusetts under the name Kiddie Products, Inc. The Company changed its name to The First Years Inc. in May 1995. The Company's headquarters are located at One Kiddie Drive, Avon, Massachusetts 02322, and its telephone number is (508) 588-1220.

                                  THE OFFERING


Common Stock offered by:
     The Company.............................................  400,000 shares
     The Selling Stockholders................................  1,200,000 shares
          Total..............................................  1,600,000 shares
Common Stock to be outstanding after completion of this
  Offering(1)................................................  4,935,570 shares
Use of proceeds..............................................  Debt repayment and working capital. See "Use of
                                                               Proceeds."
Nasdaq National Market symbol................................  KIDD


- ---------------

(1) Based on shares outstanding at June 3, 1996. Does not include 453,662 shares issuable upon the exercise of outstanding options under the Company's stock plans.


                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                      THREE MONTHS
                                              YEAR ENDED DECEMBER 31,                ENDED MARCH 31,
                                  -----------------------------------------------   -----------------
                                   1991      1992      1993      1994      1995      1995      1996
                                  -------   -------   -------   -------   -------   -------   -------
STATEMENT OF INCOME DATA:
Net sales........................ $37,993   $45,267   $46,124   $53,233   $75,757   $15,802   $23,009
Cost of products sold............  20,199    23,645    26,654    29,498    45,109     9,256    13,947
Selling, general, and
  administrative expenses........  14,776    18,430    17,857    18,916    23,961     5,158     6,926
Income before income taxes.......   3,306     3,315     1,278     4,861     6,207     1,383     1,972
Net income.......................   1,916     1,930       796     2,989     3,724       830     1,187
Earnings per share(1)............ $  0.43   $  0.43   $  0.18   $  0.66   $  0.80   $  0.18   $  0.25
Weighted average number of shares
  outstanding....................   4,497     4,497     4,497     4,497     4,663     4,662     4,689



SUMMARY BALANCE SHEET AT MARCH 31, 1996:



                                         AS
                         ACTUAL      ADJUSTED(2)
                         -------     -----------
Current assets........   $37,242       $$37,242
Property, plant, and
  equipment - net.....     6,708         6,708
                         -------     -----------
                         $43,950       $43,950
                         =======     =========



                                         AS
                         ACTUAL      ADJUSTED(2)
                         -------     -----------
Current liabilities...   $16,272       $ 9,863
Long term
  liabilities.........       715           715
Stockholders'
  equity..............    26,963        33,372
                         -------     -----------
                         $43,950       $43,950
                         =======     =========


- ---------------

(1) The net proceeds from the sale of approximately 387,000 of the shares of Common Stock offered by the Company hereby will be used to repay certain indebtedness. Assuming these shares had been issued and the indebtedness repaid as of January 1, 1995, pro forma earnings per share for 1995 would have been $0.76.



(2) Adjusted to reflect the sale of the 400,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $17.25 per share (the last reported sale price on June 3, 1996) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company related to the Offering, and the application of the net proceeds therefrom. See "Use of Proceeds."


                                  RISK FACTORS

     There are certain risks associated with this Offering. See "Risk Factors."

                                  RISK FACTORS


     Prospective purchasers of the Common Stock offered hereby should consider carefully the following risk factors in addition to the other information contained elsewhere in this Prospectus before purchasing shares of Common Stock offered hereby. In addition, certain statements in this Prospectus, including statements about new product introductions, the growth of international sales, the renewal of license agreements, and the sufficiency of the Company's capital resources to meet anticipated capital requirements, are forward looking statements that are subject to inherent risks and uncertainties. Certain important factors that could cause actual results to vary materially are identified below.


NEW PRODUCT INTRODUCTIONS

     The growth of the Company has been, and will continue to be, dependent upon its ability to continue to introduce new products. There can be no assurance that the Company will continue to maintain its present rate of growth, that it will continue to generate new product ideas, or that new products will be successfully introduced. See "Business -- Product Design, Development and Marketing."

RELIANCE ON LICENSED PRODUCTS


     A substantial factor contributing to the growth in the Company's net sales in 1995 and in the first three months of 1996 has been its licensing agreements with The Walt Disney Companies to feature Winnie the Pooh characters on a variety of its products in various countries. Net sales of these licensed products were approximately 20% of the Company's net sales in 1995 and 30% of the Company's net sales in the first three months of 1996. The U.S. licensing agreement expires at the end of 1996 and the Company is currently negotiating with Disney to renew such agreement. However, there can be no assurance that it will be renewed or that, if renewed, it will result in sales increases in future periods. See "Business -- Agreements with The Walt Disney Companies."


DEPENDENCE UPON MAJOR CUSTOMERS


     The two largest customers of the Company, Wal*Mart and Toys "R" Us, accounted for approximately 26% and 22%, respectively, of net sales during 1994, and approximately 28% and 21%, respectively, of net sales during 1995. In addition, these two customers accounted for 61% of trade receivables outstanding at December 31, 1994 and 1995. A significant reduction of purchases by, or difficulty in the collection of receivables from, either of these customers could have a material adverse effect on the Company's business. See
"Business -- Sales."


COMPETITION

     The juvenile products industry is highly competitive and includes numerous domestic and foreign competitors, some of which are substantially larger and have greater financial and other resources than the Company. There can be no assurance that the Company will be able to continue to compete effectively in the juvenile products market. See "Business -- Competition."

RELIANCE ON FOREIGN MANUFACTURERS


     The Company does not own or operate its own manufacturing facilities. In each of 1994 and 1995, the Company derived approximately 53% and 46%, respectively, of its net sales from products manufactured by others in the Far East, mainly in the Peoples' Republic of China ("China"). The Company has no long-term contracts with these manufacturing sources. Foreign manufacturing is subject to a number of risks including transportation delays and interruptions, quotas and other import or export controls, the imposition of tariffs, currency fluctuations, misappropriation of intellectual property, political and economic disruptions, and changes in governmental policies.



     From time to time, the United States has attempted to impose additional restrictions on trade with China. Enactment of legislation or the imposition of restrictive regulations conditioning or revoking China's

"most favored nation" ("MFN") trading status could have a material adverse effect upon the Company's business because products originating from China could be subjected to substantially higher rates of duty. President Clinton has recently extended China's MFN trading status until July 3, 1997. The European Union (the "EU") has recently enacted a quota and tariff system with respect to the importation into the EU of certain toy products originating in China. Although the Company continues to evaluate alternative sources of supply outside of China, there can be no assurance that the Company will be able to develop alternative sources of supply in a timely and cost-effective manner. Also, the Company, because of its substantial reliance on suppliers in foreign countries, is required to order products further in advance of customer orders than would generally be the case if such products were produced in the United States. The risk of ordering products in this manner is greater during the initial introduction of new products since it is difficult to determine the demand for such products. See "Business -- Manufacturing and Sources of Supply."


COST AND AVAILABILITY OF CERTAIN MATERIALS

     Plastic and paperboard are significant cost components of the Company's products and packaging. Because the primary resource used in manufacturing plastic is petroleum, the cost and availability of plastic for use in the Company's products varies to a great extent with the price of petroleum. The inability of the Company's suppliers to acquire sufficient plastic or paperboard at reasonable prices would adversely affect the Company's ability to maintain its profit margins in the short term. See "Business -- Manufacturing and Sources of Supply."

PRODUCT LIABILITY RISKS

     The Company's juvenile products are used for and by small children and infants. The Company carries product liability insurance in amounts which management deems adequate to cover risks associated with such use; however, there can be no assurance that existing or future insurance coverage will be sufficient to cover all product liability risks. See "Business -- Legal Proceedings."

GOVERNMENT REGULATION


     The Company's products are subject to the provisions of the Federal Consumer Product Safety Act, the Federal Hazardous Substances Act, the Federal Flammable Fabrics Act and the Child Safety Protection Act (the "Acts") and the regulations promulgated thereunder. The Acts authorize the Consumer Product Safety Commission (the "CPSC") to protect the public from products which present a substantial risk of injury. The CPSC can require the repurchase or recall by the manufacturer of articles which are found to be defective and impose fines or penalties on the manufacturer. Similar laws exist in some states and cities and in other countries in which the Company markets its products. Any recall of its products could have a material adverse effect on the Company, depending on the particular product. See "Business -- Government Regulation."

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of the 400,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $17.25 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company) are estimated to be approximately $6,409,300 ($10,300,900 if the Underwriters' over-allotment option is exercised in full).



     The Company intends to use the net proceeds to repay outstanding bank debt ($6.3 million outstanding as of May 31, 1996 bearing interest at a weighted average rate of 7.35%) and for working capital (including the purchase of capital equipment for tooling, predominantly molds and dies).


     Pending the application of the net proceeds as described above, the net proceeds to the Company from this offering will be placed in interest-bearing bank accounts or invested in United States government securities, certificates of deposit of major banks, money market mutual funds or investment-grade commercial paper. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


     The Company will not receive any proceeds from the sale of the 1,200,000 shares of Common Stock being offered hereby by the Selling Stockholders.


                          PRICE RANGE OF COMMON STOCK


     The Common Stock has been quoted on the Nasdaq National Market under the symbol "KIDD" since March 1, 1995. Prior to that time, the Common Stock was traded on the Nasdaq Small-Cap Market. The following table sets forth the high and low sales prices for the Common Stock for the periods indicated as reported by Nasdaq and retroactively adjusted to reflect the Company's two-for-one stock split effected on December 29, 1995.



                                                                HIGH       LOW
                                                               -------    ------
1994
       First Quarter.........................................  5 1/4      4 1/4
       Second Quarter........................................  7 1/2      4 1/4
       Third Quarter.........................................  8 1/16     6 1/2
       Fourth Quarter........................................  9 3/4      7 1/2
1995
       First Quarter.........................................  12         8 5/8
       Second Quarter........................................  10 1/8     8 3/8
       Third Quarter.........................................  11 3/4     9 3/8
       Fourth Quarter........................................  11 5/8     10
1996
       First Quarter.........................................  12 1/2     9 3/4
       Second Quarter (through June 3, 1996).................  18 1/4     11 3/4



     On June 3, 1996 the last reported sale price as reported on the Nasdaq National Market was $17.25 per share. As of May 21, 1996, there were approximately 116 record holders of the Common Stock.

                                 CAPITALIZATION


     The following table sets forth the short-term borrowings and capitalization of the Company as of March 31, 1996, and as adjusted to give effect to the sale of the 400,000 shares of Common Stock offered by the Company (at an assumed public offering price of $17.25 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company) and the application of the net proceeds therefrom.



                                                                              MARCH 31, 1996
                                                                           ---------------------
                                                                           ACTUAL    AS ADJUSTED
                                                                           -------   -----------
                                                                              (IN THOUSANDS)
Short-term borrowings (including current portion of long-term debt)......  $ 8,633     $ 2,224
                                                                           =======     =======
Long-term debt (less current portion)....................................  $    67     $    67
                                                                           -------     -------
Stockholders' equity:
Common stock, $0.10 par value, 15,000,000 shares authorized, 4,517,742 shares issued and outstanding and 4,917,742 shares issued and
  outstanding as adjusted(1).............................................      452         492
Paid-in capital..........................................................       13       6,382
Retained earnings........................................................   26,498      26,498
                                                                           -------     -------
  Total stockholders' equity.............................................   26,963      33,372
                                                                           -------     -------
Total capitalization.....................................................  $27,030     $33,439
                                                                           =======     =======


- ---------------

(1) Excludes options to purchase Common Stock under the Company's stock plans of which there were options outstanding to purchase an aggregate of 470,587 shares at March 31, 1996.


                                   DIVIDEND POLICY


     From 1991 to 1995, the Company paid a cash dividend on its Common Stock of approximately $0.085 per share in June of each year. In 1996, the Company increased its annual cash dividend to $0.10 per share which was paid on June 3, 1996. The Company currently expects that comparable cash dividends will continue to be paid in the future. However, the declaration and payment of any such cash dividends in the future will depend upon the Company's earnings, financial condition, capital needs, and other factors deemed relevant by the Board of Directors. There can be no assurance that the Company will continue to pay dividends in the future.

                            SELECTED FINANCIAL DATA


     The selected financial data presented below as of and for each of the five years ended December 31, 1995 have been derived from the Company's audited financial statements. The selected financial data as of and for the three-month periods ended March 31, 1995 and 1996 have been derived from the unaudited financial statements of the Company. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for any future period. This data should be read in conjunction with the Financial Statements, related notes, and other financial information included elsewhere in this Prospectus.



                                                                                      THREE MONTHS
                                              YEAR ENDED DECEMBER 31,                ENDED MARCH 31,
                                  -----------------------------------------------   -----------------
                                   1991      1992      1993      1994      1995      1995      1996
                                  -------   -------   -------   -------   -------   -------   -------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:(1)
Net sales.......................  $37,993   $45,267   $46,124   $53,233   $75,757   $15,802   $23,009
Cost of products sold...........   20,199    23,645    26,654    29,498    45,109     9,256    13,947
                                  -------   -------   -------   -------   -------   -------   -------
Gross profit....................   17,794    21,622    19,470    23,735    30,648     6,546     9,062
Selling, general, and
  administrative expenses.......   14,776    18,430    17,857    18,916    23,961     5,158     6,926
Severance-related expenses......       --        --       373        --        --        --        --
Offering expenses...............       --        --        --        --       310        --        --
Interest income (expense), net        288       123        38        42      (170)       (5)     (164)
                                  -------   -------   -------   -------   -------   -------   -------
Income before income taxes......    3,306     3,315     1,278     4,861     6,207     1,383     1,972
Income taxes....................    1,390     1,385       482     1,872     2,483       553       785
                                  -------   -------   -------   -------   -------   -------   -------
Net income......................  $ 1,916   $ 1,930   $   796   $ 2,989   $ 3,724   $   830   $ 1,187
                                  =======   =======   =======   =======   =======   =======   =======
Earnings per share(2)...........  $  0.43   $  0.43   $  0.18   $  0.66   $  0.80   $  0.18   $  0.25
Weighted average number of
  shares outstanding............    4,497     4,497     4,497     4,497     4,663     4,662     4,689



                                                   DECEMBER 31,                         MARCH 31,
                                  -----------------------------------------------   -----------------
                                   1991      1992      1993      1994      1995       1995     1996
                                  -------   -------   -------   -------   -------   --------  -------
                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.................  $15,081   $14,634   $15,126   $17,245   $20,203    $18,096  $20,969
Total assets....................   22,383    24,695    24,533    28,853    41,712     31,533   43,950
Short-term debt.................      133       133       133       133     6,333      1,333    8,633
Long-term debt..................      633       500       367       233       100        200       67
Stockholders' equity............   17,751    19,306    19,720    22,350    25,763     23,190   26,963

- ---------------

(1) From 1991 to 1995 a cash dividend of approximately $0.085 per share of Common Stock was paid in June of each year. On June 3, 1996, the Company paid a cash dividend of $0.10 per share of Common Stock.



(2) The net proceeds from the sale of approximately 387,000 of the shares of Common Stock offered by the Company hereby will be used to repay certain indebtedness. Assuming these shares had been issued and the indebtedness repaid as of January 1, 1995, pro forma earnings per share for 1995 would have been $0.76.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL


     The Company's recent growth has been to a large extent the result of a substantial increase in sales of new products and the addition in 1995 and 1996 of products featuring Winnie the Pooh characters under licensing agreements with The Walt Disney Companies. These licensed products accounted for approximately 20% of net sales in 1995 and approximately 30% of net sales in the first three months of 1996. The Company plans to introduce the Winnie the Pooh characters on additional products and in additional geographic areas in the latter part of 1996 and in 1997. The Company expects to continue its new product development program aggressively. However, it does not believe that sales from new product introductions are necessarily related to the number of new products introduced.



     As part of its marketing strategy, the Company has recently entered new product areas, such as furnishings and licensed character products, that it believes have significant sales potential. These product areas offer lower gross profit margins than the Company's historical product areas and have had the effect of lowering the Company's overall gross margin percentage. However, because of the resulting increases in sales, total profits have increased.



     International sales have had an increasingly larger impact on the Company's financial results. In 1992, international sales represented approximately 5% of net sales; in 1995, international sales were approximately 10% of net sales. The Company believes that international sales as a percentage of net sales will increase in future periods.


RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain items in the Company's statements of income as a percentage of net sales:


                                                                                   THREE MONTHS
                                                                                   ENDED MARCH
                                                       YEAR ENDED DECEMBER 31,         31,
                                                       -----------------------    --------------
                                                       1993     1994     1995     1995     1996
                                                       -----    -----    -----    -----    -----
Net sales...........................................   100.0%   100.0%   100.0%   100.0%   100.0%
Cost of products sold...............................    57.8     55.4     59.5     58.6     60.6
Gross profit........................................    42.2     44.6     40.5     41.4     39.4
Selling, general, and administrative expenses.......    38.7     35.5     31.6     32.6     30.1
Income before taxes.................................     2.8      9.1      8.2      8.8      8.6
Net income..........................................     1.7      5.6      4.9      5.3      5.2



THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31, 1995



     Net sales for the first three months of 1996 were $23.0 million, an increase of $7.2 million or 45.6% as compared to $15.8 million for the comparable period last year. The increase was due to new product introductions and expanded retail distribution in domestic and foreign markets.



     Cost of products sold for the first three months of 1996 was $13.9 million, an increase of $4.6 million or 50.7%, as compared to $9.3 million for the comparable period last year. As a percentage of net sales, cost of products sold in the first three months of 1996 increased to 60.6% from 58.6% in the comparable period of 1995. The increase was primarily due to increased sales of higher-priced, lower-margin products and licensing fees.



     Selling, general, and administrative expenses for the first three months of 1996 were $6.9 million, an increase of $1.7 million or 34.3%, as compared to $5.2 million for the first three months of 1995. The increase resulted primarily from costs related to increased sales volume. As a percentage of net sales, selling, general, and administrative expenses for the first three months of 1996 decreased to 30.1% from 32.6% for the comparable period in 1995. The decrease reflects the economies of scale provided by a higher volume of business.



     Income tax expense as a percentage of pretax income was approximately 40% for the first three months of 1996 and 1995.



YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994



     Net sales in 1995 were $75.8 million, an increase of $22.6 million, or 42.3%, as compared to $53.2 million in 1994. The increase was due to new product introductions and expanded retail distribution in domestic and foreign markets. Net sales particularly benefited from the introduction of newly licensed Winnie the Pooh products and the introduction of new products that have higher average selling prices than products previously offered by the Company.



     Cost of products sold in 1995 was $45.1 million, an increase of $15.6 million or 52.9%, as compared to $29.5 million in 1994. As a percentage of net sales, cost of products sold in 1995 increased to 59.5% from 55.4% in the comparable period of 1994. The increase was due to increased sales of higher-priced, lower margin items, licensing fees, increased cost of products due to raw material price increases, and air freight shipments from overseas production facilities incurred primarily in the first three months of the year.



     Selling, general, and administrative expenses in 1995 were $24.0 million, an increase of $5.1 million, or 26.7%, as compared to $18.9 million in 1994. The increase resulted primarily from costs related to increased sales volume. As a percentage of net sales, selling, general, and administrative expenses in 1995 decreased to 31.6% from 35.5% in 1994. The decrease reflects the economies of scale provided by a higher volume of business.



     During the fourth quarter of 1995, the Company sought to issue additional shares of Common Stock in order to increase its working capital and improve the liquidity of its stock. Due to uncertain market conditions affecting the retail sector and the price of the Company's stock, the Company decided to postpone the public offering. As a result, the Company incurred offering expenses that resulted in a pretax charge of approximately $310,000 ($186,000 net of tax benefit).



     Income tax expense as a percentage of pretax income increased to 40.0% in 1995 from 38.5% in 1994, principally as a result of an increased provision for state taxes.


YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     Net sales in 1994 were $53.2 million, an increase of $7.1 million, or 15.4%, as compared to net sales of $46.1 million in 1993. The increase was due primarily to new product introductions and expanded retail distribution in domestic and foreign markets.

     Cost of products sold in 1994 was $29.5 million, an increase of $2.8 million, or 10.7%, as compared to $26.7 million in 1993. As a percentage of net sales, cost of products sold decreased to 55.4% in 1994 from 57.8% in 1993 due to sales of higher margin products including new products introduced in 1994.


     Selling, general, and administrative expenses in 1994 were $18.9 million, an increase of $1.0 million, or 5.9%, as compared to $17.9 million in 1993. The increase is attributable to higher costs directly related to increased sales volume. As a percentage of net sales, selling, general, and administrative expenses decreased in 1994 to 35.5% from 38.7%. The decrease reflects the economies of scale resulting from a higher volume of business, including increased sales in Europe, and the effects of a program initiated in 1993 to reduce operating expenses.


     Income tax expense as a percentage of pretax income increased slightly to 38.5% in 1994 from 37.7% in 1993.


LIQUIDITY AND CAPITAL RESOURCES



     Net working capital increased by approximately $800,000 from $20.2 million at December 31, 1995 to $21 million at March 31, 1996 primarily due to profitable operations. Accounts receivable increased by $2.1 million primarily as a result of increased sales, and inventories increased by approximately $600,000 to meet continued demand for the Company's products. Cash decreased by approximately $500,000 primarily resulting from increases in accounts receivable and a decrease in accounts payable which were partially offset by an increase in short-term borrowings.



     Unsecured lines of credit of $18 million, which are subject to annual renewal, are available from banks. Amounts outstanding under these lines are payable upon demand by the banks. During the first three months of 1996, the Company has borrowed various amounts from time to time up to $9.9 million, of which $8.5 million at a weighted average interest rate of 7.55% was outstanding as of March 31, 1996.



     From 1991 to 1995, the Company paid a cash dividend of approximately $0.085 per share of Common Stock in June of each year. On June 3, 1996, the Company paid a cash dividend of $0.10 per share of Common Stock.



     The Company made capital expenditures of approximately $700,000 in the first three months of 1996 and expects to spend approximately $1.3 million more on capital expenditures in the remaining months of 1996. The Company expects cash flow from operations, availability under the Company's lines of credit and the net proceeds from this Offering to be sufficient to meet its cash needs for working capital and capital expenditures for at least the next two years.


INFLATION AND FOREIGN CURRENCY FLUCTUATIONS

     Inflation has not had a material effect on the Company's operating results over the past three years.


     The Company enters into forward exchange contracts to minimize the impact of fluctuations in currency exchange rates on future cash flows emanating from sales denominated in foreign currencies. The Company does not purchase such contracts for trading purposes. During 1995, the Company entered into forward exchange contracts with a bank whereby the Company is committed to deliver foreign currency at predetermined rates. The contracts expire within one year. The Company's future commitment under these contracts approximated $3.9 million as of March 31, 1996. At March 31, 1996, the exchange rates for such currencies covered by the contracts approximated the predetermined rate included therein. The Company routinely assesses the financial strength of the bank which is counterparty to the forward exchange contracts. As of June 1, 1996, management believes that the Company had no significant exposure to credit risk relative to such contracts.



RECENT ACCOUNTING PRONOUNCEMENTS



     In March 1995, Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"), was issued. This statement, which will be required in 1996, establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The Company does not expect that the adoption of SFAS 121 will have a material impact on the financial statements.



     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," became effective for the Company beginning January 1, 1996. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply APB Opinion No. 25, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company will continue to apply APB Opinion No. 25 to its stock-based compensation awards to employees and will disclose the required pro forma effect on net income and earnings per share, as required by SFAS No. 123.

                                    BUSINESS


     The First Years Inc. is a leading developer and worldwide marketer of a broad line of innovative, high-quality, value-priced, developmentally-sound products for infants and toddlers. Since 1973, the Company has sold its products under its well-known brand name and principal trademark, THE FIRST YEARS. In the last three years, the Company has entered into licensing agreements with The Walt Disney Companies to feature Winnie the Pooh characters on a variety of its products in various countries. The Company's product line now contains approximately 300 items and is divided into five categories -- Feeding & Soothing, Care & Safety, Play & Discover, Gifts & Sets and Winnie the Pooh. Retail prices for the Company's products range from approximately $0.99 to $69.99. Major channels through which the Company sells its products include mass merchants, supermarkets, drug stores, department stores, wholesale clubs, convenience stores, specialty stores, mail-order catalogs and catalog showrooms. The Company currently has over 1,000 customers in over 40 countries. Major customers include Wal*Mart, Toys "R" Us, Target, Kmart, J. C. Penney, Kroger and Baby Superstore.


JUVENILE PRODUCTS MARKETS


     According to the Juvenile Products Manufacturers Association ("JPMA"), the United States market for juvenile products has shown continuous growth for the past 15 years. According to JPMA, factory shipments by member companies increased approximately 6.6% in 1994 and were projected to grow approximately 14% in 1995. This growth has been supported by favorable demographic trends. More than four million babies have been born in the United States every year from 1989 to 1994, which rate has been relatively constant, and the population of children under age five has increased from 19.6 million in 1980 to 23.6 million in 1994. More importantly, many of these children are being born to dual-income couples and couples who are waiting longer to have children.


     These trends, the Company believes, have contributed to increased awareness by parents of the developmental importance of a child's early years; increased concern about product quality, safety and value; and increased purchases of juvenile products by both parents and grandparents. In turn, retailers have become more aware of the growth potential in the market and have been more willing to establish improved, updated, and enlarged juvenile product departments in their stores. Additionally, the baby product "superstore" concept, which gives exposure to a broader range of juvenile products, has been successfully introduced and is likely to become more widespread.


     The Company distributes its products on a worldwide basis but is not aware of any available worldwide juvenile product market statistics. The JPMA estimates that the U.S. market alone in 1995, for products produced by member companies, was about $2.1 billion in factory shipments. This JPMA figure includes products for children up to three years of age and includes strollers, car seats, non-apparel soft goods, and feeding, nursing, health, care, safety, and play accessory items, but does not include clothing, diapers, formula and many toys. The JPMA also estimates that the U.S. market for these products is approximately one-third of the total world market.


BUSINESS STRATEGY

     The Company's mission is to develop and market products that help make the process of parenting a happier, healthier and easier experience for both parents and their young children worldwide. Major elements of the strategy to achieve this mission are as follows:

     - CREATING PARENT-INSPIRED PRODUCTS. The Company uses its knowledge of parenting and child development to develop and sell high-quality, innovative and value-priced products. In keeping with its corporate motto and trademark, Ideas Inspired by Parents, the Company designs its product line with the advice of small focus groups of expectant and new parents from its 600-member Parents Council who meet frequently to review the Company's new products and product ideas. The Company also develops its products in consultation with the Child Development Unit ("CDU") at Children's Hospital in Boston, Massachusetts and its founder and Director Emeritus, Dr. T. Berry Brazelton, considered by many parents to be the nation's foremost authority on parenting.

     The Company has always placed great emphasis on innovative product development. Several years ago, however, the Company recognized that consumers were becoming more receptive to new concepts that offer greater quality, safety and value and that retailers were vigorously seeking new and innovative juvenile products. In response to this emerging trend, the Company decided to enhance its product development process in order to increase both the number of new products and the amount of innovation which it was bringing to the market. The Company believes that this initiative has resulted in a substantial increase in the number of, and degree of innovation in, the products it has brought to the market in recent years. In 1996, the Company has begun to introduce new products on a quarterly basis for the first time. The Company intends to continue emphasizing product innovation and development and to devote substantial resources to its product development process.



     - EXPANDING AND ENHANCING ITS PRODUCT LINE. The Company believes that its understanding of the needs of parents and children, its reputation for high-quality and value-priced products with consumers and retailers and its product development process, position it well to expand its current categories. In 1995, the Company introduced products in a number of new categories including licensed character products, electronic products for the nursery, booster seats and child carriers. The Company has also recently introduced products for children in the three to six age range and is currently developing additional products for this age range. In the last three years, the Company entered into licensing agreements with The Walt Disney Companies to feature Winnie the Pooh characters on a variety of its products in various countries. The Company intends, where appropriate, to pursue additional licensing arrangements for established characters with images that are consistent with the Company's product line.



     - INCREASING PENETRATION IN DOMESTIC DISTRIBUTION CHANNELS. Although the Company has been successful in selling to virtually all major domestic distribution channels, it is aggressively seeking to increase its penetration of these channels. This strategy includes both adding customers in existing channels as well as increasing its shelf space with existing customers. As part of this strategy, the Company has introduced several new sub-categories of products with common themes, marketed under distinct trademarks. The first such introduction was the TumbleMates line of interchangeable cups and lids in 1992, followed by the Firstronics electronic toys, the Washables line of watertight, dishwasher-safe toys, the Step-by-Step line of multi-function furnishings, and the PackMates line of bags, child carriers and travel accessories, among others. The Company believes that marketing a collection of products with a common theme is a more efficient and effective means of selling its products to both retailers and consumers.



     - EXPANDING ITS INTERNATIONAL CUSTOMER BASE. The Company intends to continue expanding its business internationally. The Company believes that the markets in certain developing countries are growing substantially faster than the United States market as a result of favorable demographic trends and increases in per capita income. The Company has established a sales office in the United Kingdom for sales in the European market. The Company has also set up distribution centers in Belgium and Canada for distribution of its products in Europe and Canada. Additionally, the Company has also expanded its sales efforts in Canada, the Middle East, Central and South America, and in the Pacific Rim. To support these efforts, the Company has developed multi-lingual packaging.


     - CAPITALIZING ON BRAND NAME RECOGNITION. By producing since its inception high quality products that meet parenting needs, THE FIRST YEARS brand name has become widely recognized and valued by a loyal consumer base. Because of the importance of word-of-mouth as an influence in the purchase of juvenile products, the Company considers this to be a significant asset. A consumer-oriented catalog, in-pack product guides, package copy and point-of-purchase materials are also used to communicate the Ideas Inspired by Parents message.

PRODUCTS


     In recent years, the Company has accelerated the general pace of product innovation. In addition, especially in 1995 and 1996, the Company has broadened its product line to include more higher-priced products such as electronic products for the nursery, furnishings such as odor-proof diaper pails, booster seats, bath seats, diaper bags and child carriers. Additional higher-priced products are currently in development. The

Company's product line, which contains approximately 300 items that range in retail price from approximately $0.99 to $69.99, is categorized and color-coded into five distinct product groups as follows:



     FEEDING & SOOTHING. The Feeding & Soothing category is comprised of bottles and accessories, nipples, pacifiers, teethers, bowls, drinking cups, dishes, flatware and breast-feeding accessories. Since 1992, this category has included the TumbleMates line of training cups, bowls, plates and utensils, designed for serving, storing and transporting drinks and snacks, and which features a system of interchangeable cups and lids. In 1995, the Company introduced several new products into its TumbleMates line including the Stack & Pack Lunch Kit, the Flatware Travel Set and the Snap-Apart Dish.


     In 1995, the Company also added to this category the Neats line of stain-resistant bibs specially made with a 3M Scotchgard stain-release system and the following items: the Choice bottle system that allows interchangeability between disposable and reusable bottles; a unibody pacifier, marketed under the Sure trademark; and the Simplicity Manual Breast Pump.


     In 1996, the Company introduced a spill-proof cup with a lid that fits all cups in the TumbleMates line, new products that relieve teething discomfort such as the new Massaging Action Teether and plans to introduce an innovative, electric/battery breast pump kit.


     PLAY & DISCOVER. The Play & Discover category consists of an extensive line of entertaining, skill-developing toys for infants and toddlers including crib toys, floor toys and hand-held toys. Since 1994 the Play & Discover category has included the Company's Washables line of 100% watertight and dishwasher-safe toys. In 1995, the Company introduced the High Chair Gym, Floorgym and Playmat, and the Snap & Play People Bus to its Washables line.


     In 1994, the Company also added to this category its Firstronics line of hand-held electronic toys for children under three years of age. In 1996, the Company plans to introduce numerous new Play & Discover toys including motion-activated electronic toys, a color-change bath toy; the Jukebox Musical Crib Mirror with twinkling lights, and a waterproof electronic "quacking" tub toy, the Shake & Quack Ducky.



     In 1995, the Company launched the First Animal Game featuring five different games in one with graduated levels of difficulty that help a child learn to identify different animals. This game was named one of Dr. Toy's 100 Best Children's Products of 1995 and was a 1995 North American Parenting Publishing Association (NAPPA) Silver Award Winner.



     CARE & SAFETY. The Care & Safety category consists of a broad line of fashion and grooming items; home safety products such as door and cabinet latches; and products appropriate for the health and hygiene needs of infants, such as digital thermometers. In 1995, the Company added to this category its Nurserytronics line of electronic products designed especially for use in the nursery, such as the Tape Player and Crib Light and the Rechargeable Pocket Monitor.



     In 1995, the Company also added to this category a new line of rugged, machine-washable tote bags, child carriers and harnesses, and other travel accessories marketed under the PackMates name. This line includes the Clip'n Go Warm & Cozy Carrier, an insulated detachable infant carrier, and the Full Day Diaper Bag, a nylon carry bag with built-in labeled organizers and adjustable shoulder strap.



     In 1994 and 1995, additions to this category included the Step-by-Step line of furnishings comprised of an adjustable bath seat, portable booster seat, baby bather, step stool and toilet trainer that are adjustable as a child grows and the Diaper Dispoz-all Diaper Pail, an odor-free diaper pail.



     In 1996, the Company plans to introduce into this category a new innovative concept in booties and several products in the Nurserytronics and furnishings lines.



     GIFTS & SETS. The Company markets a variety of specially-designed gift bags and gift sets, which combine the Company's most popular items as attractively-packaged, ready-to-give gifts, or theme-related starter sets. Many of the containers for such gift sets such as the Bear Bank Gift set are also reusable as tote bags, storage containers or keepsakes. Gift sets include the Washables gift pack, the TumbleMates gift pack, newborn gift bags and furnishings gift sets. In 1996, the Company intends to introduce additional gift sets targeted to both retailers and wholesale clubs.



     WINNIE THE POOH. With the planned addition of 26 new products in 1996, the Winnie the Pooh category will consist of approximately 51 staple child care products including teethers, rattles, bibs and bottles, bathing accessories and gift sets featuring Winnie the Pooh characters. This category includes the Pooh Goody Bags which contain an assortment of the Company's products featuring Winnie the Pooh characters and a line of appliqued bibs featuring various Winnie the Pooh designs. In 1996, the Company plans to introduce the Winnie the Pooh characters on numerous additional items throughout its product line including cups, electronic musical toys, teethers, hooded towels, bath puppets, furnishings and a variety of Pooh gift sets.


     The Company believes that its knowledge of parents and parenting and its reputation for developing "parent-friendly" products creates an opportunity to enter additional product segments for young children (birth to six) in future years.

PRODUCT DESIGN, DEVELOPMENT AND MARKETING

     The Company has always placed great importance on and devotes substantial resources to product development. Product development teams are established for each of the Company's product categories. The goal of the product development teams is to develop new or improved, high-quality and practical products designed to meet the needs of parents and children. In keeping with its corporate philosophy and trademark, Ideas Inspired by Parents, the Company has designed its products since 1973 in consultation with small groups of parents chosen from its 600-member Parents Council. The Company conducts frequent focus groups of these new parents to discuss parenting and child-care issues, brainstorm new products and ideas, and review and test the Company's new products and ideas. The Company also utilizes feedback and ideas from its consumer 1-800 phone number.


     The Company employs a staff of professionals engaged in the creation of new products and also uses, from time to time, a diverse group of outside designers and developers. For the past 15 years the Company's product line also has been designed in consultation with Dr. T. Berry Brazelton, the well-known pediatrician and authority on child development, and staff members of the Child Development Unit at Children's Hospital in Boston, Massachusetts (the "CDU"), of which Dr. Brazelton is founder and Director Emeritus. In reviewing the Company's new products and product ideas, Dr. Brazelton and the CDU focus on child health and development. Dr. Brazelton and the CDU also assist the Company in developing support information distributed with the products that instructs or educates new parents on the proper use of the products.



     The Company spent approximately $1.8 million on new product development in 1995, and approximately $1.5 million in each of 1993 and 1994. The Company expects to continue its new product development program aggressively, although the number of new products introduced may vary from year to year.



     In developing new products, the Company looks to generate ideas and features that are not offered by existing products and which the Company can produce at a reasonable cost and sell at a price that reflects the product's greater quality and value. Most of the Company's new products are shown at the International Juvenile Products Show, which is held in Dallas, Texas in the fall of each year. Certain of the Company's products are shown each year at the following trade shows: the International Housewares Exhibition; the Tokyo Toy Fair; the Boston Baby Faire; the Koln Nursery Fair in Koln, Germany; the International Mass Retail Association; and the National Association of Chain Drug Stores.



     The Company also seeks to educate parents on child development issues. For over 11 years, the Company has been the exclusive national sponsor of Dr. T. Berry Brazelton's National Seminars, a series of seminars held in communities throughout the country to inform parents and child care professionals about child development and parenting issues. The Company believes that these efforts have and will continue to promote the Company's commitment to child development and child care.


     An additional factor in the success of the Company's THE FIRST YEARS brand of products in recent years has been the Company's new, contemporary, high visual impact packaging design which was introduced in 1993. The new packaging was thoroughly researched and tested to maximize impulse-buying appeal and is designed to increase brand awareness. In addition, the Company's packaging is designed to educate the consumer as to the benefits and features of the Company's products and serve as a point-of-purchase sales tool. The Company has also introduced multi-lingual packaging as it has expanded its sales in international markets.

SALES


     The Company's products are sold nationally and internationally to a broad spectrum of customers including mass merchants, national variety and drug stores, supermarkets, wholesale clubs, convenience stores, toy specialty stores, wholesale distributors, department stores, mail order catalogs and catalog stores. The Company currently has over 1,000 customers in over 40 countries. Major customers include Wal*Mart, Toys "R" Us, Target, Kmart, J.C. Penney, Kroger and Baby Superstore. As testimony to the Company's commitment to providing excellent service and merchandising to its customers, the Company was chosen as the 1995 Vendor of the Year by Smith's Food and Drug Centers and received a Vendor/Partner Award of Excellence from Wal*Mart for the fourth quarter of 1995.



     The Company's products are sold in the United States, and Canada, primarily through the Company's ten-person internal sales staff and through a network of 48 independent sales representatives. The Company's sales staff is responsible for supervising and training the sales representatives. Such training is conducted at the Company's headquarters and throughout the United States. In Central and South America and the Pacific Rim, the Company's products are sold by its internal sales staff which manages a network of foreign distributors and sales representatives in such areas. Senior management is heavily involved in every phase of the selling process with the Company's largest customers.


     In Europe and the Middle East, the Company's products are sold by the Company's internal staff at its sales office in Cirencester, England, which is headed by the Director of European Sales. This staff manages a network of foreign distributors and independent sales representatives who generally receive exclusive rights to a defined geographical territory or market segment.


     The Company's international sales in 1995 were approximately $7.7 million. The Company's international sales in 1993 and 1994 were approximately $3.8 million and $5.3 million, respectively.



     During 1994, Wal*Mart and Toys "R" Us accounted for approximately 26% and 22% of the Company's net sales, respectively. During 1995, Wal*Mart and Toys "R" Us accounted for approximately 28% and 21% of the Company's net sales, respectively. A significant reduction in purchases by either of these customers could have a material adverse effect on the Company's business.


     Backlog is not a significant and material aspect of the Company's business. Customers place orders on an as needed basis. As the Company's sales have increased, the amount of unfilled orders at any time has not been indicative of future results.

MERCHANDISING


     To help retailers use their shelf space efficiently in marketing the Company's products, the Company utilizes computerized planogram programs, which divide the space a retailer has allocated for the Company's products to create a mix of the five color-coded product categories that is designed to maximize the retailer's profitability. These programs are used for both large and small shelf spaces and enables the Company's customers to present a visually-appealing display of the Company's color-coded line of products.


     In recent years, the Company expanded its promotional programs and created a cross-merchandising program for its customers, by which ready-to-use display panels and floor stand display units containing THE FIRST YEARS products are placed next to related items in a customer's store (i.e., the Company's feeding products are placed in a customer's baby food aisle) to encourage synergistic and impulse buying by consumers. These display units are pre-pegged, pre-stocked, easily re-stockable, and can be customized to the customer's needs.


     The Company believes that these programs have increased the shelf space allocated to the Company's products in major retailers and enhanced its reputation of being committed to customer service.



AGREEMENTS WITH THE WALT DISNEY COMPANIES



     In the past three years the Company has entered into licensing agreements with The Walt Disney Companies to feature Winnie the Pooh characters on a variety of its products in the United States, Canada,

Puerto Rico, Brazil and in Europe. The U.S. license agreement expires December 31, 1996 and is cancellable upon a change in control of the Company. The Company is currently in negotiations with Disney to renew the U.S. license agreement. Although the Company expects the agreement to be renewed, there can be no assurance that it will be. The Company makes royalty payments on its net sales of licensed products and is subject to a guaranteed minimum royalty payment of approximately $714,000 in the aggregate during the terms of the agreements. Sales of products under these license agreements accounted for approximately 20% of the Company's total net sales in 1995 and 30% of the Company's total net sales in the first three months of 1996.



     In February 1996, the Company entered into a licensing agreement with Disney Licensed Publishing to feature Winnie the Pooh, Disney Babies and 101 Dalmatians characters on vinyl and fabric early learning play books. The Company plans to introduce the books for sale in 1997. The agreement expires on March 30, 1999. The Company will make royalty payments on its net sales of licensed products and is subject to a guaranteed minimum royalty payment of approximately $65,000 during the term of the agreement.


MANUFACTURING AND SOURCES OF SUPPLY


     The Company does not own or operate its own manufacturing facilities. In 1995 all of the Company's products were manufactured either using the Company's custom tools (molds and dies) or to the Company's specifications by approximately 25 manufacturers located in the United States, Canada, China, Taiwan, Mexico and Thailand. Approximately 53% and 46% respectively of all of its products sold in 1994 and in 1995 were manufactured in Asia, primarily in China. A large percentage of the Company's furnishings and other large products were manufactured in 1994 and 1995 by suppliers in the United States and Canada.


     Generally the Company uses one manufacturer to make each product from its supplier base in Asia, Canada, and the United States. Due to the high cost of developing duplicate tooling (predominantly molds and dies), most of the Company's products are made using one set of tools; however, the Company has developed duplicate tools for several of its key and high-volume products. The Company believes it has alternative manufacturing sources available for all of its products. Because it owns its single and duplicate tools, it could shift its sources of manufacturing for any product to an alternative supplier.


     Currently the Company is not dependent on any one supplier, although its largest supplier, which is based in the United States, accounted for products that represented approximately 22% of the Company's net sales in 1994, and approximately 21% of its net sales in 1995. In 1994 approximately 13% of the Company's products sold were manufactured by one supplier located in China, and approximately 11% of its products sold were manufactured by this same supplier in 1995. The Company has not entered into long-term contractual arrangements with any of its suppliers.


     The principal raw materials used in the production and sale of the Company's products are plastic, paperboard and cloth. Raw materials are purchased by the manufacturers who deliver completed products to the Company. Because the primary source used in manufactured plastic is petroleum, the cost and availability of plastic for use in the Company's products varies to a great extent with the price of petroleum. The inability of the Company's suppliers to acquire sufficient plastic and paperboard at a reasonable price could have a material adverse effect on the Company's profitability.

     The Company purchases its products from its suppliers primarily in the U.S. dollar and the Hong Kong dollar which is currently pegged to the U.S. dollar. Generally, the Company's suppliers ship the products on the basis of open credit terms or upon the acceptance of products by the Company. In addition, some suppliers require shipment against letters of credit.


     Foreign manufacturing is subject to a number of risks including transportation delays and interruptions, the imposition of tariffs, quotas, and other import or export controls, currency fluctuations, misappropriation of intellectual property, political and economic disruptions, and changes in governmental policies. From time to time, the United States has attempted to impose additional restrictions on trade with China. On May 15, 1996, the Clinton Administration announced that certain products exported by China would be subject to punitive sanctions (100% tariffs) on June 17, 1996, if China did not close certain factories producing counterfeit videos, compact disks and software. However, the Company has determined that these sanctions will not apply to any of the Company's products. Enactment of legislation or the imposition of restrictive regulations conditioning or revoking China's "most favored nation" ("MFN") trading status could have a material adverse effect upon the Company's business because products originating from China could be subjected to substantially higher rates of duty. China's MFN trading status has been extended through July 3, 1997. Unless Congress takes action to override this decision, China will continue to enjoy MFN treatment during this period. The European Union (the "EU") has recently enacted a quota and tariff system with respect to the importation into the EU of certain toy products originating in China. The Company, therefore, continues to evaluate alternative sources of supply outside of China.


     The Company, because of its substantial reliance on suppliers in foreign countries, is required to order products further in advance of customer orders than would generally be the case if such products were produced in the United States. As a result, the Company is required to carry significant amounts of inventory to meet rapid delivery requirements of customers and to assure itself of continuous allotment of goods from suppliers.

COMPETITION

     The juvenile products industry is highly competitive and includes numerous domestic and foreign competitors, some of which are substantially larger and have greater financial and other resources than the Company. The Company competes with a number of different competitors, depending on the product category, and it competes against no single company across all product categories. Its competitors include large, diversified health care products companies, specialty infant products makers, toy makers and specialty health care products companies. The Company competes principally on the basis of brand name recognition and price/value relationship. In addition, the Company believes that it competes favorably with respect to product quality, customer service and breadth of product line.

DISTRIBUTION


     The Company distributes its products in the United States from its 103,500 square foot warehouse facility in Avon, Massachusetts and from a public warehouse in Fontana, California. The Company distributes its products in Canada from a public warehouse in Toronto, Ontario. In Europe, the Company distributes its products from a public warehouse in Gent, Belgium.


     The Company uses independent shippers to deliver orders to its customers. Warehouse services at the various public warehouses are performed by warehouse operators unaffiliated with the Company.

     The Company also uses a computerized management information and control system which allows the Company to determine the status of orders from customers and enables the Company to process orders quickly, respond to customer inquiries and adjust shipping schedules to meet customer requirements. Within this system, the Company uses an electronic data interchange system which enables customers, through computerized telephone communications, to place orders directly with the Company. The Company believes that these systems have improved order processing, expedited shipments and improved customer service.

     The Company also provides to its customers the service of pre-ticketing and bar-coding its products in accordance with customer specifications.

TRADEMARKS, PATENTS AND COPYRIGHTS

     The Company's principal trademark, THE FIRST YEARS and design, is registered in the United States and in a number of foreign countries. The Company also uses other trademarks for certain of its products and product categories, some of which are registered in the United States and in various foreign countries. Applications are pending in the U.S. and various foreign countries for registration of some of the Company's trademarks.

     The Company also owns patents, design patents and design registrations, as well as pending applications in the United States and certain foreign countries. Although the Company believes such are important to its business, it does not believe that any single patent, design patent, or design registration, including any which may be issued on a pending application, is material to its business. There can be no assurance that the Company's patents, design patents or design registrations, including those that may be issued on pending applications, will offer any significant competitive advantage for the Company's products.

     The Company also owns copyrights, some of which are registered in the United States. The Company does not believe that any single copyright is material to its business. There can be no assurance that the Company's copyrights will offer any significant competitive advantage for the Company's products.

     The Company requires all of its employees (other than hourly warehouse employees), including its executive officers, to enter into standard employee agreements pursuant to which the employee agrees to keep confidential any proprietary information of the Company and to assign to the Company all rights which the employee may possess in any proprietary information or technology made or contributed to by the employee during his or her employment or made thereafter as a result of any inventions conceived or work done during such employment. Despite these precautions, it may be possible for a third party to obtain and use the Company's designs without authorization. In addition, effective patent and trade secret protection may be unavailable or limited with respect to various of the Company's products.

EMPLOYEES


     As of March 31, 1996, the Company employed 110 full-time and 3 part-time employees, of whom 10 are executive officers, 49 are in sales, marketing and product development, 37 are in materials, purchasing, quality control, data processing, finance, administration and clerical and 17 are in warehousing positions. None of the Company's employees is represented by a union, and the Company has not experienced any work stoppages. The Company believes that relations with employees are good.


GOVERNMENT REGULATION


     The Company's products are subject to the provisions of the Federal Consumer Product Safety Act, the Federal Hazardous Substances Act, as amended, the Federal Flammable Fabrics Act, and the Child Safety Protection Act and the regulations promulgated thereunder (the "Acts"). The Company's nursery monitors are subject to regulations of the Federal Communications Commission. The Company's medical devices and drug products are subject to the regulations of the Food and Drug Administration. The Acts enable the Consumer Product Safety Commission (the "CPSC") to protect children from hazardous toys and other articles. The CPSC has the authority to exclude from the market certain consumer products which are found to be hazardous. The CPSC's determination is subject to court review. The CPSC can require the repurchase by the manufacturer of articles which are banned. The Federal Flammable Fabrics Act enables the CPSC to regulate and enforce flammability standards for fabrics used in consumer products. Similar laws exist in some states and cities and in various international markets. The Company designs and tests its products to ensure compliance with the various federal, state and international requirements. Any recall of a product could have a material adverse effect on the Company, depending on the particular product.


PROPERTIES


     The Company owns its executive and administrative offices and principal warehouse which are located in a building at One Kiddie Drive, Avon, Massachusetts. The building contains approximately 124,000 square feet of space, of which approximately 20,500 square feet are used for executive and administrative offices; and the balance, approximately 103,500 square feet, is utilized for warehousing. The Company also has sales offices in leased premises in Mission Viejo, California; and Cirencester, England.


     The Company also uses public warehouses located in Fontana, California; Toronto, Canada; and in Gent, Belgium.

     The Company believes that its properties (owned and leased) are in good condition and adequate for its current needs. The Company believes that additional warehouse space, if needed, is readily available in close proximity to its Avon facility.

LEGAL PROCEEDINGS

     The Company encounters personal injury litigation related to its products in the ordinary course of business. The Company maintains product liability insurance in amounts deemed adequate by management. The Company believes that there are no claims or litigation pending, the outcome of which would have a material adverse effect on the Company's business, financial condition or operating results.

                                   MANAGEMENT

OFFICERS AND DIRECTORS

     The Company's officers and directors are as follows:


                                                                                         OFFICER OR
NAME                                   AGE    POSITION                                 DIRECTOR SINCE
- ----                                   ---    --------                                 --------------
Ronald J. Sidman...................    49     Chairman of the Board of Directors,           1975
                                              Chief Executive Officer and
                                              President
Jerome M. Karp.....................    68     Vice Chairman of the Board of                 1969
                                              Directors
Benjamin Peltz.....................    57     Treasurer, Senior Vice President and          1975
                                              Director
Evelyn Sidman......................    82     Clerk and Director                            1979
Fred T. Page(1)(2).................    49     Director                                      1988
Merton N. Alperin(1)(2)............    73     Director                                      1988
Joseph M. Connolly.................    55     Vice President -- Operations                  1979
John N. Colantuone.................    58     Vice President -- Materials and               1982
                                              Engineering
Mark H. Dall.......................    52     Vice President -- Information                 1985
                                              Services
Adrian E. Roche....................    40     Vice President -- Worldwide                   1992
                                              Marketing
Wayne Shea.........................    41     Vice President -- Worldwide Sales &           1991
                                              Merchandising
Keith Ciampa.......................    31     Vice President -- Executive Account           1996
                                              Sales
John R. Beals......................    41     Controller and Assistant Treasurer            1990


- ---------------
(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.


     Mr. Sidman has served as President of the Company for over five years and was elected to the offices of Chairman of the Board and Chief Executive Officer on March 28, 1995.

     Mr. Karp first became a Director of the Company in 1969 and has been the Vice Chairman of the Board of Directors of the Company for over five years.

     Mr. Peltz has been Senior Vice President and Treasurer of the Company for over five years.

     Mrs. Sidman first became a Director of the Company in 1979 and has been the Clerk of the Company for over five years.

     Mr. Page was appointed President -- Network Services of Southern New England Telecommunications Corporation ("SNET") in January 1994, and has been with SNET for over five years.

     Mr. Alperin, a Certified Public Accountant, has been a financial consultant for over five years. He was the Chairman of the Board of Public Accountancy of Massachusetts for the years 1979, 1982 and 1984.


     Mr. Connolly has been Vice President -- Operations of the Company for over five years.



     Mr. Colantuone has been Vice President -- Materials and Engineering of the Company since March 1989. From January 1982 to February 1989, Mr. Colantuone was Vice President of Materials of the Company.

     Mr. Dall has been Vice President -- Information Services of the Company for over five years.



     Mr. Roche has been Vice President -- Worldwide Marketing of the Company since January 1995. From January 1992 to December 1994, Mr. Roche was Vice President -- European Sales of the Company. From 1989 to 1991, Mr. Roche held several managerial positions for Fisher-Price Kiddie Craft in the United Kingdom, the last of which was Managing Director.



     Mr. Shea has been Vice President -- Worldwide Sales & Merchandising of the Company since January 1995. From July 1991 to December 1994, Mr. Shea was Vice President -- Service and Merchandising of the Company, and from January 1985 to June 1991, Mr. Shea was Director of Merchandising of the Company.



     Mr. Ciampa has been the Vice President -- Executive Account Sales since June 1996. From July 1993 to May 1996, Mr. Ciampa was Director of Sales -- Americas and from January 1992 to June 1993 he was Export Sales Manager of the Company.


     Mr. Beals has been the Assistant Treasurer of the Company since January 1990 and has been the Controller of the Company since July 1985.

     Evelyn Sidman is the mother of Ronald J. Sidman and the mother-in-law of Benjamin Peltz.

ELECTION AND COMPENSATION OF DIRECTORS


     The Company's Board of Directors is divided into three classes, with members of each class holding office for staggered three-year terms. There are currently two Class I directors (Jerome M. Karp and Fred T. Page), two Class II directors (Evelyn Sidman and Merton N. Alperin) and two Class III directors (Ronald J. Sidman and Benjamin Peltz) whose terms expire, respectively, at the 1999, 1997 and 1998 Annual Meeting of Stockholders. At each Annual Meeting of Stockholders, directors in a class are elected for a term of three years and until their successors are elected and qualified.


     The Company pays each director who is not an employee of the Company an annual retainer of $12,500 for Board service, plus attendance fees of $750 per meeting for each Board or committee meeting attended. The Company also reimburses expenses incurred in connection with service on the Board.


     Non-employee directors are also eligible to receive an option each year to purchase 3,000 shares of the Company's Common Stock under the Company's 1993 Stock Option Plan for Non-Employee Directors (the "Directors Plan"), which becomes exercisable on the first anniversary of the date of grant. In addition, each director who has served for at least three years receives a one-time award of an option for 10,000 shares that is exercisable six months after the date of grant. The exercise price of options is equal to the fair market value per share of the Company's Common Stock on the date of grant. Pursuant to the Directors Plan, on May 16, 1996, each of Messrs. Alperin and Page was granted an option to purchase 3,000 shares of Common Stock at an exercise price of $17.125 per share.

EXECUTIVE COMPENSATION


     Summary Compensation Table. The following table sets forth certain information with respect to the annual and long-term compensation for the years ended December 31, 1993, 1994 and 1995 paid or accrued by the Company to each of the following: (i) the Company's Chief Executive Officer and (ii) the Company's four most highly paid executive officers who earned more than $100,000 in 1995
(collectively the "named officers").


                           SUMMARY COMPENSATION TABLE


                                                                              LONG-TERM
                                                                         COMPENSATION AWARDS
                                               ANNUAL COMPENSATION      ---------------------
             NAME AND                         ----------------------    SECURITIES UNDERLYING        ALL OTHER
        PRINCIPAL POSITION           YEAR      SALARY      BONUS(1)          OPTIONS(2)           COMPENSATION(3)
        ------------------           -----    ---------    ---------    ---------------------     ---------------
Ronald J. Sidman*..................   1995     $214,384     $276,667            20,000                $30,642
Chairman of the Board of              1994
  Directors,.......................             193,539      159,291            10,000                 29,319
Chief Executive Officer and           1993
  President........................             220,954            0            53,000                 43,770
Marshall B. Sidman**...............   1995       44,165            0                 0                 51,000
Chairman of the Board of              1994
  Directors........................             172,562       57,323                 0                 51,096
and Chief Executive Officer........   1993      197,830            0                 0                 61,500
Benjamin Peltz.....................   1995      177,363      140,333            10,000                 35,817
Senior Vice President,.............   1994      159,645       88,646             8,000                 34,523
Treasurer and Director.............   1993      182,803            0            39,000                 47,945
John N. Colantuone.................   1995      112,671       38,442             3,000                 17,228
Vice President --..................   1994      105,974       34,929             5,000                 11,952
Materials and Engineering..........   1993      101,342            0            10,000                 17,544
Wayne Shea.........................   1995      116,162       39,760             4,000                 17,444
Vice President --..................   1994      101,024       33,323             5,000                 11,270
World Wide Sales & Merchandising...   1993       98,420            0            10,000                 16,944
Adrian R. Roche....................   1995      111,822       37,359             2,000                 10,865
Vice President --..................   1994       92,853       29,821             5,000                  8,709
World Wide Marketing...............   1993       85,118            0            10,000                  8,218


- ---------------

(1) The bonus amounts were earned by these individuals in 1995 and 1994 under the Company's Annual Incentive Plan. The Company did not make any bonus payments to the named officers for services rendered during 1993.



(2) These numbers represent options to purchase shares of the Company's Common Stock granted pursuant to the Company's 1993 Equity Incentive Plan and have been adjusted to reflect the Company's 2-for-1 stock split effected in December 1995. See "Options/SAR Grants in Last Fiscal Year" for more information on the options granted in 1995.



(3) The amounts shown in this column reflect (i) insurance premium payments made on behalf of the following named officers by the Company during 1995 for life insurance policies: Marshall B. Sidman -- $51,000; Ronald J.
    Sidman -- $12,770; and Benjamin Peltz -- $17,945; and (ii) contributions made by the Company to the Company's defined contribution pension and 401(k) plans on behalf of the following named officers: Ronald J.
    Sidman -- $17,872; Benjamin Peltz -- $17,872; John N. Colantuone -- $17,228; Wayne Shea -- $17,444; and Adrian E. Roche -- $10,865.



  * Ronald J. Sidman became Chairman and Chief Executive Officer on March 28, 1995.



 ** Marshall B. Sidman died on March 24, 1995.



     Option Grants. The following table sets forth grants of stock options pursuant to the Company's 1993 Equity Incentive Plan during 1995 to the named officers reflected in the Summary Compensation Table above:




                     OPTION/SAR GRANTS IN LAST FISCAL YEAR



                                                                                       POTENTIAL REALIZABLE
                                                                                              VALUE
                                                                                        AT ASSUMED ANNUAL
                                                                                             RATES OF
                         NUMBER OF       PERCENTAGE OF                                     STOCK PRICE
                         SECURITIES    TOTAL OPTIONS/SARS                                APPRECIATION FOR
                         UNDERLYING        GRANTED TO       EXERCISE                      OPTION TERM(2)
                        OPTIONS/SARS      EMPLOYEES IN      PRICE PER   EXPIRATION   ------------------------
         NAME            GRANTED(1)       FISCAL YEAR       SHARE(1)       DATE        5%              10%
         ----           ------------   ------------------   ---------   ----------   -------         --------
Marshall B. Sidman.....         0
Ronald J. Sidman.......    20,000              19.4%         $ 9.831      3/23/00    $31,510          $91,254
Benjamin Peltz.........    10,000               9.7            8.938      3/23/00     24,693           54,564
John N. Colantuone.....     3,000               2.9            8.938      3/23/00      7,408           16,369
Wayne Shea.............     4,000               3.9            8.938      3/23/00      9,877           21,826
Adrian E. Roche........     2,000               1.9            8.938      3/23/00      4,939           10,913



- ---------------


(1) Incentive stock options were granted in 1995 pursuant to the Company's 1993 Equity Incentive Plan. The exercise price of the options granted to all the named officers other than Ronald J. Sidman, was equal to the fair market value (the closing sale price) of the Company's Common Stock on the date of grant, March 23, 1995. The exercise price of the options granted to Mr. Sidman was 110% of the fair market value of the Company's Common Stock on such date. The options are exercisable in three equal annual installments beginning on March 23, 1996.


(2) In accordance with the rules of the Securities and Exchange Commission, the amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of the Company's Common Stock, the optionholder's continued employment through the option period, and the date on which the options are exercised.



     Option Exercises and Fiscal Year-End Values. The following table sets forth information with respect to options to purchase the Company's Common Stock granted under the Company's 1993 Equity Incentive Plan including the number of unexercised options outstanding on December 31, 1995 and the value of such unexercised options on December 31, 1995.


              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTIONS/SAR VALUES


                                                         NUMBER OF SECURITIES
                                                        UNDERLYING UNEXERCISED           VALUE OF UNEXERCISED
                                 SHARES                      OPTIONS/SARS                IN-THE-MONEY OPTIONS
                                ACQUIRED                  AT FISCAL YEAR END             AT FISCAL YEAR END(1)
                                   ON       VALUE     ---------------------------     ---------------------------
             NAME               EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE     EXERCISABLE   UNEXERCISABLE
- ------------------------------  --------   --------   -----------   -------------     -----------   -------------
Marshall B. Sidman............       --          --           0              0                 0              0
Ronald J. Sidman..............       --          --      38,670         44,330          $197,300       $148,800
Benjamin Peltz................       --          --      28,668         28,332           161,400        125,400
John N. Colantuone............       --          --       8,336          9,664            47,600         45,300
Wayne Shea....................       --          --       8,336         10,664            47,600         47,300
Adrian E. Roche...............    5,002     $25,322       4,998          7,000            29,000         32,900


- ---------------

(1) Value is based on the difference between the option exercise price and the fair market value at December 31, 1995 ($10.875 per share -- the closing sale price of the Company's Common Stock as reported by Nasdaq) multiplied by the number of shares underlying the option.



EMPLOYMENT AGREEMENTS


     On March 23, 1995, the Company entered into employment agreements (the "Agreements") with Ronald J. Sidman and Benjamin Peltz (the "Executives"). Unless otherwise indicated, the provisions of the Agreements are substantially similar. The respective Agreements provide that, initially, Mr. Sidman will serve as President and Mr. Peltz will serve as Senior Vice President and Treasurer of the Company, in each case for a term of five years, provided, however, that the Agreements are automatically renewed for additional three-year periods unless either party gives the other party notice of termination at least 90 days prior to the expiration of the initial or any renewal term (the "Term"). The initial base salaries under the Agreement are $214,000 for Mr. Sidman and $177,000 for Mr. Peltz, which amounts may be increased or decreased during the Term in the discretion of the Compensation Committee ("Salary"). The Executives are also entitled to participate in the Company's Annual Incentive Plan ("Annual Bonus"), the Company's 1993 Equity Incentive Plan, and the benefits and benefit plans provided by the Company to its other executive officers during the Term ("Benefits").


     If an Executive is terminated for cause, the Salary and Benefits of the Executive cease immediately and the Executive will not be entitled to receive an Annual Bonus for the year in which the termination for cause occurs. In the event of an Executive's death, the Company will pay the Executive's legal representative an amount equal to his Salary then in effect, in 12 equal monthly installments. In the event an Executive becomes disabled, the Executive will receive an amount equal to his Salary then in effect, in 12 equal monthly installments. Any Annual Bonus amounts due an Executive in the year of his death or disability will be paid on a pro rata basis. In the event the Company or an Executive terminates the Agreement for any reason (other than death, disability or cause), any Annual Bonus to which an Executive is entitled will be paid on a pro rata basis.

     In consideration for their obligation not to disclose the Company's confidential information and not to compete with the Company or solicit its employees during the Term and for a two-year period following termination of their employment by either party for any reason (other than death, disability or cause), the Executives will receive their Salary and Benefits (then in effect) for such two-year period less any amount earned by the Executives from other employment during such period.

     In August, 1994, the Company entered into an employment agreement with Jerome M. Karp. The agreement provides that Mr. Karp will continue to be employed by the Company on a reduced-time basis for a period of five years until his retirement from the Company on August 8, 1999 (the "Term") and will continue to serve as the Vice Chairman of the Board of Directors subject to election by the Board of Directors. The agreement provides for an annual salary of $100,000 and participation by Mr. Karp in the benefits and benefit plans provided by the Company to its executive officers during the Term, except the Company's Annual Incentive Plan and 1993 Equity Incentive Plan.

     If Mr. Karp terminates the agreement for any reason, or if Mr. Karp is terminated for cause, his right to salary and the benefits terminates. In the event of Mr. Karp's death, the Company will pay to Mr. Karp's legal representative the lesser of $100,000 or the balance of salary due Mr. Karp in the fifth year of the Term. In the event Mr. Karp becomes disabled, the Company will pay Mr. Karp the sum of $100,000 in 12 equal monthly installments. In the event of certain corporate transactions (merger, sale of all or substantially all of the Company's assets, or sale of a majority of the Company's Common Stock) the agreement terminates and the Company will pay Mr. Karp in a lump sum payment, the lesser of $100,000 or the balance of the salary due Mr. Karp in the fifth year of the Term.

     As additional consideration for entering into the agreement, Mr. Karp has agreed not to disclose the Company's confidential information and not to compete with the Company or solicit its employees or customers during the Term and for a five-year period following termination of his employment.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth, to the knowledge of the Company, the beneficial ownership of the Common Stock of the Company as of June 3, 1996
(except as otherwise indicated) by (i) each director of the Company, (ii) each of the named officers who was serving as executive officers at the end of 1995,
(iii) persons owning more than 5% of the Company's Common Stock, (iv) each Selling Stockholder and (v) all directors and executive officers of the Company as a group. Unless otherwise indicated, each stockholder referred to below has sole voting and investment power with respect to shares listed.



                                                  SHARES                                SHARES TO BE
                                            BENEFICIALLY OWNED                       BENEFICIALLY OWNED
                                             PRIOR TO OFFERING       NUMBER OF         AFTER OFFERING
                                            -------------------     SHARES BEING     -------------------
DIRECTORS AND NAMED EXECUTIVE OFFICERS       NUMBER     PERCENT       OFFERED         NUMBER     PERCENT
- --------------------------------------      ---------   -------     ------------     ---------   -------
Evelyn Sidman(1)..........................  1,163,400     25.7%         800,000        363,400     7.4%
Ronald J. Sidman(2).......................    552,670     12.1           80,000        472,670     9.5
Benjamin Peltz(3).........................    354,468      7.8          160,000        194,468     3.9
Jerome M. Karp(4).........................    160,520      3.5          160,000            520       *
Fred T. Page(5)...........................     22,600        *                0         22,600       *
John N. Colantuone(6).....................     11,002        *                0         11,002       *
Merton N. Alperin(7)......................     19,000        *                0         19,000       *
Wayne Shea(8).............................     12,336        *                0         12,336       *
Adrian E. Roche(9)........................      5,664        *                0          5,664       *
5% STOCKHOLDERS
Estate of Marshall B. Sidman..............    811,080     17.9          800,000         11,080       *
  One Kiddie Drive
  Avon, MA 02322
Santa Monica Partners, L.P.(10)...........    346,000      7.6                0        346,000     7.0
  Two Madison Avenue
  Larchmont, NY
Quest Advisory Corp.(11)..................    347,672      7.7                0        347,672     7.0
Quest Management Company
Charles M. Royce
  1414 Avenue of the Americas
  New York, NY
SELLING STOCKHOLDERS
Eleanor J. Karp...........................    114,000      2.5          114,000              0       *
All directors and executive officers as a
  group(12) (13 persons)..................  2,327,827     49.4        1,200,000      1,127,827    22.1


- ---------------
* Less than 1% of outstanding shares of Common Stock.


 (1) Includes 811,080 shares owned beneficially by Mrs. Sidman as the personal representative of the estate of her late husband, Marshall B. Sidman, 800,000 of which are being sold in this Offering. Mrs. Sidman has sole voting and investment power over such shares.



 (2) Includes 48,670 shares issuable to Mr. Sidman pursuant to currently exercisable stock options. Mr. Sidman is the son of Evelyn Sidman.



 (3) Includes 34,668 shares issuable to Mr. Peltz pursuant to currently exercisable stock options. 4,800 shares are owned jointly by Mr. and Mrs. Peltz.



 (4) Includes 114,000 shares owned beneficially by Mr. Karp's wife, Eleanor J. Karp, who has sole voting and investment power with respect to such shares, which are being sold in this Offering. Mr. Karp disclaims any beneficial interest in such shares.



 (5) Includes 19,000 shares issuable to Mr. Page pursuant to currently exercisable options.



 (6) Includes 11,002 shares issuable to Mr. Colantuone pursuant to currently exercisable options.



 (7) Includes 19,000 shares issuable to Mr. Alperin pursuant to currently exercisable options.



 (8) Includes 11,336 shares issuable to Mr. Shea pursuant to currently exercisable stock options.



 (9) Includes 5,664 shares issuable to Mr. Roche pursuant to currently exercisable stock options.



(10) As reported on Schedule 13D filed with the Securities and Exchange Commission in August 1994, Lawrence J. Goldstein, general partner of Santa Monica Partners, L.P., may be deemed to beneficially own 346,000 shares of the Company's outstanding Common Stock and shares voting and dispositive power with Santa Monica Partners, L.P. over such shares.



(11) As reported on Schedule 13G filed with the Securities and Exchange Commission in February 1996, Quest Advisory Corp., Quest Management Company and Charles M. Royce are members of a "group" within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934; Quest Advisory Corp. has sole voting and dispositive power over 304,072 shares; Quest Management Company has sole voting and dispositive power over 43,600 shares; and Mr. Royce may be deemed to beneficially own the shares of Quest Advisory Corp. and Quest Management Company but disclaims beneficial ownership of the shares held by each.



(12) The total for all directors and executive officers as a group includes 175,507 shares issuable to the directors and officers pursuant to currently exercisable stock options. The total also includes shares owned beneficially by spouses which have been counted only once.


                          DESCRIPTION OF CAPITAL STOCK

     The description of the capital stock below is qualified in its entirety by reference to the Company's Articles of Organization (the "Articles") and By-Laws (the "By-Laws"), copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

AUTHORIZED AND OUTSTANDING CAPITAL STOCK


     The Company is authorized to issue up to 15,000,000 shares of Common Stock, $0.10 par value. On June 1, 1996, there were 4,535,570 shares outstanding.


COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of a majority of the voting power of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election.

     Holders of Common Stock are entitled to receive ratably (based on the number of shares of Common Stock that they hold) such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities. Holders of Common Stock have no preemptive, subscription or redemption rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, fully paid and nonassessable.

CERTAIN CHARTER AND BY-LAW PROVISIONS

     The Company's Articles and By-Laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and in the policies formulated by the Board and to delay or prevent a change in control of the Company if the Board determines that such a change in control is not in the best interest of the Company and its stockholders. These provisions could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management even if some or a majority of the Company's stockholders deem such an attempt to be in its best interest.

     Pursuant to the By-Laws, the Board shall consist of not less than three Directors. The Company is subject to the provisions of Chapter 156B, Section 50A, of the Massachusetts General Laws, which automatically divides the board of directors into three classes. Pursuant to Section 50A, directors can be removed only for cause by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of capital stock of the Company generally entitled to vote in the election of directors voting together as a single class. Although Section 50A allows a corporation to elect not to have its provisions apply, the Company has not so elected.

     The By-Laws and Chapter 156B of the Massachusetts General Laws provide that stockholders may take action without a meeting only if all shareholders entitled to vote on the action consent to the action in writing. The written consents must be filed with the records of the meeting of stockholders. This provision may discourage any person or entity from making a tender offer for Common Stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting and not by written consent.

     The By-Laws also require that in order to call a special meeting of stockholders, a single stockholder or a group of stockholders must hold more than forty percent (40%) of the then outstanding shares of common stock of the Company.

     The By-Laws establish procedures, including advance notice procedures, with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to certain matters to be brought before meetings of stockholders of the Company. In general, notice must be received by the Company not less than 60 days nor more than 90 days prior to the meeting and must contain certain specified information concerning the persons to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

     The Board of Directors is permitted pursuant to Chapter 156B of the Massachusetts General Laws to consider special factors, such as employee welfare and the future prospects of the Company, in determining what the directors reasonably believe to be in the best interests of the Company when evaluating proposed tender or exchange offers or business combinations.

     The Articles provide that no director of the Company shall be liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty, except to the extent such exculpation from liability is not permitted under applicable law. This provision does not prevent stockholders from obtaining injunctive or other equitable relief against directors nor does it shield directors from liability under federal or state securities laws. The By-Laws provide that the Company shall indemnify its directors and officers to the full extent permitted by law.

MASSACHUSETTS ANTI-TAKEOVER LAWS

     The Company is covered by the provisions of Chapter 110F of the Massachusetts General Laws, the Business Combination Statute. Under Chapter 110F, a Massachusetts corporation with more than 200 stockholders of record may not engage in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (i) the interested stockholder obtains the approval of the Board of Directors prior to becoming an interested stockholder, (ii) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time it becomes an interested stockholder or (iii) the business combination is approved by both the Board of Directors and the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 5% or more of the outstanding voting stock of the corporation. A "business combination" includes a merger, a stock or asset sale, and other transactions resulting in a financial benefit to the interested stockholder.

     The By-Laws provide that the provisions of Chapter 110D of the Massachusetts General Laws, the Control Share Statute, will not apply to the Company. The Control Share Statute, however, provides that the Company may in the future become prospectively subject to the statute by vote of its Board of Directors. In general, if this statute were applicable, it would provide that any person or entity that acquired 20% or more of the Company's outstanding voting stock could not vote such stock unless the other stockholders of the Company were to so authorize.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock of the Company is State Street Bank and Trust Company.

                                  UNDERWRITING

     The Underwriters named below have severally agreed with the Company and the Selling Stockholders, subject to the terms and conditions of the Underwriting
Agreement, to purchase the respective numbers of shares of Common Stock set forth opposite their names below.


                                                                                 NUMBER
     UNDERWRITER                                                               OF SHARES
     -----------                                                               ---------
     A.G. Edwards & Sons, Inc. ..............................................
     Adams, Harkness & Hill, Inc. ...........................................
                                                                               ---------
       Total.................................................................  1,600,000
                                                                               =========


     The Underwriting Agreement provides that the Underwriters are obligated to purchase all of the shares of Common Stock, if any are purchased.

     The Company has been advised by A.G. Edwards & Sons, Inc. and Adams, Harkness & Hill, Inc., the Representatives of the Underwriters (the "Representatives"), that the Underwriters propose to offer the Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of
$          per share and that the Underwriters and such dealers may reallow a
discount of not in excess of $          per share to other dealers. The public
offering price and the concession and discount to dealers may be changed by the Representatives after the public offering.


     The Company has granted the Underwriters an option, expiring at the close of business on the 30th day subsequent to the date of the Underwriting Agreement, to purchase up to 240,000 additional shares of Common Stock at the public offering price, less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely to cover over-allotments, if any, in the sale of the shares. To the extent the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the option shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to 1,600,000 and the Company will be obligated to sell such shares to the Underwriters.


     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Act").

     The Company, the Selling Stockholders and all directors of the Company have agreed that they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or acquire, Common Stock for a period of 180 days after the date of this Prospectus (the "Lockup Period"), except pursuant to the Underwriting Agreement, without the prior written consent of A.G. Edwards & Sons, Inc.

     The Representatives have advised the Company that they do not intend to confirm sales to any account over which they exercise discretionary authority.

     The rules of the Securities and Exchange Commission (the "Commission") generally prohibit the Underwriters and other members of the selling group from making a market in the Company's Common Stock during the "cooling-off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted an exemption from these rules that permits passive market making under certain conditions. These rules permit an Underwriter or other member of the selling group, if any, to continue to make a market in the Company's Common Stock subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters and other members of the selling group, if any, may engage in passive market making in the Company's Common Stock during the cooling-off period.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby is being passed upon for the Company by Ropes & Gray, Boston, Massachusetts. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Hale and Dorr, Boston, Massachusetts.

                                    EXPERTS


     The financial statements as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

     The Company is subject to the reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661. Copies of such materials also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock of the Company is traded on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act of 1933 with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to above are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement reference is hereby made to the exhibit for a more complete description of the matter involved, and each statement shall be deemed qualified in its entirety by such reference. The Registration Statement, including exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, Thirteenth Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C.

                         INDEX TO FINANCIAL STATEMENTS



                                                                                         PAGE
                                                                                         ----
INDEPENDENT AUDITORS' REPORT..........................................................    F-2
FINANCIAL STATEMENTS:
     Balance Sheets as of December 31, 1994 and 1995 and March 31, 1996 (unaudited)...    F-3
     Statements of Income for the Years Ended December 31, 1993, 1994, and 1995 and
      for the Three Months Ended March 31, 1995 and 1996 (unaudited)..................    F-4
     Statements of Stockholders' Equity for the Years Ended December 31, 1993, 1994
      and 1995 and for the Three Months Ended March 31, 1996 (unaudited)..............    F-5
     Statements of Cash Flows for the Years Ended December 31, 1993, 1994, and 1995
      and for the Three Months Ended March 31, 1995 and 1996 (unaudited)..............    F-6
     Notes to Financial Statements....................................................    F-7

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders of


The First Years Inc.


Avon, Massachusetts



We have audited the accompanying balance sheets of The First Years Inc. (formerly Kiddie Products, Inc.) as of December 31, 1995 and 1994, and the related statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.



We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



In our opinion, such financial statements present fairly, in all material respects, the financial position of The First Years Inc. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP



Boston, Massachusetts


March 7, 1996

                              THE FIRST YEARS INC.



                                 BALANCE SHEETS




                                                                  DECEMBER 31,           MARCH 31,
                                                            -------------------------   -----------
                                                    NOTES      1994          1995          1996
                                                    -----      ----          ----          ----
                                                                                        (UNAUDITED)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents.......................  1,8     $ 2,329,041   $   552,568   $    59,306
  Accounts receivable (less allowance for
     doubtful accounts, $185,000 in 1994,
     1995 and 1996)...............................  8         9,266,235    14,191,630    16,243,208
  Inventories.....................................  1        10,413,835    19,009,784    19,637,900
  Prepaid expenses and other assets...............              295,921       778,074       429,148
  Deferred tax asset..............................  1,3         624,500       872,300       872,300
                                                            -----------   -----------   -----------
     Total current assets.........................           22,929,532    35,404,356    37,241,862
                                                            -----------   -----------   -----------
PROPERTY, PLANT, AND EQUIPMENT....................  1
  Land............................................              167,266       167,266       167,266
  Building........................................            3,737,861     3,737,861     3,741,291
  Machinery and molds.............................            5,413,075     6,481,504     7,002,819
  Furniture and equipment.........................            2,986,905     3,183,379     3,350,811
                                                            -----------   -----------   -----------
     Total........................................           12,305,107    13,570,010    14,262,187
  Less accumulated depreciation...................            6,381,854     7,262,286     7,554,413
                                                            -----------   -----------   -----------
     Property, plant, and equipment -- net........            5,923,253     6,307,724     6,707,774
                                                            -----------   -----------   -----------
          TOTAL ASSETS............................          $28,852,785   $41,712,080   $43,949,636
                                                            ===========   ===========   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long-term debt...............  2       $   133,333   $   133,333   $   133,333
  Short-term borrowings...........................  2           --          6,200,000     8,500,000
  Accounts payable................................            4,034,263     6,903,478     6,000,755
  Accrued benefit plans expense...................  7           259,557       255,271       117,542
  Accrued payroll expenses........................              782,890     1,105,004       678,484
  Accrued selling expenses........................              256,161       604,434       558,761
  Federal and state income taxes payable..........  1,3         218,500       --            283,600
                                                            -----------   -----------   -----------
     Total current liabilities....................            5,684,704    15,201,520    16,272,475
                                                            -----------   -----------   -----------
LONG-TERM DEBT -- Less portion due currently......  2           233,334       100,001        66,667
                                                            -----------   -----------   -----------
DEFERRED TAX LIABILITY............................  1,3         584,800       647,300       647,300
                                                            -----------   -----------   -----------
COMMITMENTS AND CONTINGENCIES.....................  5,6,8
STOCKHOLDERS' EQUITY..............................  4,7
  Common Stock authorized 15,000,000 shares as of
     March 31, 1996 and December 31, 1995 and
     7,500,000 shares as of December 31, 1994 at
     $.10 par value...............................              225,043       451,514       451,774
  Paid-in capital.................................               98,194       --             13,102
  Retained earnings...............................           22,026,710    25,311,745    26,498,318
                                                            -----------   -----------   -----------
  Total stockholders' equity......................           22,349,947    25,763,259    26,963,194
                                                            -----------   -----------   -----------
          TOTAL LIABILITIES AND STOCKHOLDERS'
            EQUITY................................          $28,852,785   $41,712,080   $43,949,636
                                                            ===========   ===========   ===========



                       See notes to financial statements.

                              THE FIRST YEARS INC.



                              STATEMENTS OF INCOME



                                                                                 THREE MONTHS ENDED
                                           YEARS ENDED DECEMBER 31,                   MARCH 31,
                                    ---------------------------------------   -------------------------
                            NOTES      1993          1994          1995          1995          1996
                            -----      ----          ----          ----          ----          ----
                                                                                     (UNAUDITED)
NET SALES.................  1,6,8   $46,124,088   $53,233,109   $75,757,322   $15,801,777   $23,009,281
COST OF PRODUCTS SOLD.....  1        26,653,704    29,498,457    45,108,546     9,256,243    13,947,171
                                    -----------   -----------   -----------   -----------   -----------
GROSS PROFIT..............           19,470,384    23,734,652    30,648,776     6,545,534     9,062,110
SELLING, GENERAL, AND
  ADMINISTRATIVE
  EXPENSES................  1,7      17,857,049    18,915,908    23,961,206     5,157,790     6,925,847
SEVERANCE-RELATED
  EXPENSES................  9           373,000       --            --            --            --
                                    -----------   -----------   -----------   -----------   -----------
OPERATING INCOME..........            1,240,335     4,818,744     6,687,570     1,387,744     2,136,263
OTHER INCOME (EXPENSES):
  Interest expense........              (28,912)      (24,575)     (186,338)      (13,433)     (165,373)
  Interest income.........               66,204        66,605        16,718         8,697         1,183
  Offering expenses.......  10          --            --           (310,457)      --            --
                                    -----------   -----------   -----------   -----------   -----------
INCOME BEFORE INCOME
  TAXES...................            1,277,627     4,860,774     6,207,493     1,383,008     1,972,073
PROVISION FOR INCOME
  TAXES...................  1,3         481,500     1,871,400     2,483,000       553,200       785,500
                                    -----------   -----------   -----------   -----------   -----------
NET INCOME................          $   796,127   $ 2,989,374   $ 3,724,493   $   829,808   $ 1,186,573
                                    ===========   ===========   ===========   ===========   ===========
EARNINGS PER SHARE........  1             $0.18         $0.66         $0.80         $0.18         $0.25
                                    ===========   ===========   ===========   ===========   ===========
AVERAGE NUMBER OF COMMON
  AND COMMON EQUIVALENT
  SHARES OUTSTANDING......            4,496,520     4,497,244     4,663,491     4,661,846     4,689,426
                                    ===========   ===========   ===========   ===========   ===========
DIVIDENDS PAID PER
  SHARE...................               $0.085        $0.085        $0.085        $0.000        $0.000
                                    ===========   ===========   ===========   ===========   ===========



                       See notes to financial statements.

                              THE FIRST YEARS INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY


 YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995 AND THREE MONTHS ENDED MARCH 31,
                                      1996



                                                              COMMON STOCK
                                                         ----------------------
                                                                         PAR         PAID-IN       RETAINED
                                               NOTES      SHARES        VALUE        CAPITAL       EARNINGS
                                               -----     ---------     --------     ---------     -----------
BALANCE, JANUARY 1, 1993.....................            2,248,260     $224,826     $  75,354     $19,005,617
  Dividends paid.............................               --            --           --            (382,204)
  Net income.................................               --            --           --             796,127
                                                         ---------     --------     ---------     -----------
BALANCE, DECEMBER 31, 1993...................            2,248,260      224,826        75,354      19,419,540
  Stock issued under stock option plans......    7           2,170          217        22,840         --
  Dividends paid.............................               --            --           --            (382,204)
  Net income.................................               --            --           --           2,989,374
                                                         ---------     --------     ---------     -----------
BALANCE, DECEMBER 31, 1994...................            2,250,430      225,043        98,194      22,026,710
  Stock issued under stock option plans......    7           7,141          714        70,957         --
  Dividends paid.............................               --            --           --            (382,852)
  Stock split, two-for-one...................    4       2,257,571      225,757      (169,151)        (56,606)
  Net income.................................               --            --           --           3,724,493
                                                         ---------     --------     ---------     -----------
BALANCE, DECEMBER 31, 1995...................            4,515,142      451,514             0      25,311,745
  Stock issued under stock option plans
     (unaudited).............................                2,600          260        13,102         --
  Net income (unaudited).....................               --            --           --           1,186,573
                                                         ---------     --------     ---------     -----------
BALANCE, MARCH 31, 1996 (unaudited)..........            4,517,742     $451,774     $  13,102     $26,498,318
                                                         =========     ========     =========     ===========



                       See notes to financial statements.

                              THE FIRST YEARS INC.

                            STATEMENTS OF CASH FLOWS



                                                                                                    THREE MONTHS ENDED
                                                         YEARS ENDED DECEMBER 31,                        MARCH 31,
                                                -------------------------------------------     ---------------------------
                                                   1993            1994            1995            1995            1996
                                                -----------     -----------     -----------     -----------     -----------
                                                                                                         (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income....................................  $   796,127     $ 2,989,374     $ 3,724,493     $   829,808     $ 1,186,573
Adjustments to reconcile net income to net
  cash provided by (used for) operating
  activities:
Depreciation..................................      778,652         878,250         992,291         253,750         292,127
Provision for doubtful accounts...............       17,177          23,673          86,227          25,147          53,746
Loss on disposal of equipment.................      105,170          47,877          70,258               0               0
Increase (decrease) arising from working
  capital items:
  Accounts receivable.........................     (994,400)     (2,077,176)     (5,011,624)     (2,264,138)     (2,105,324)
  Inventories.................................     (931,295)     (2,184,385)     (8,595,949)     (2,098,165)       (628,116)
  Prepaid expenses and other assets...........      (42,222)        (53,315)       (482,153)        (40,978)        348,926
  Accounts payable............................       20,979       1,549,774       2,869,215         914,073        (902,723)
  Accrued benefit plans expense...............      (51,060)       (376,128)         (4,286)         82,004        (137,729)
  Accrued payroll expenses....................     (366,866)        730,508         322,114        (628,210)       (426,520)
  Accrued selling expenses....................      (95,394)       (142,477)        348,273        (125,214)        (45,673)
  Federal and state income taxes payable......      (72,100)         (9,200)       (218,500)        430,100         283,600
  Change in deferred income taxes.............       51,800         107,200        (185,300)              0               0
                                                -----------     -----------     -----------     -----------     -----------
        Net cash provided by (used for)
          operating activities................     (783,432)      1,483,975      (6,084,941)     (2,621,823)     (2,081,113)
                                                -----------     -----------     -----------     -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant, and
    equipment.................................     (794,222)     (1,374,721)     (1,447,018)       (209,992)       (692,177)
                                                -----------     -----------     -----------     -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of industrial revenue bonds.......     (133,333)       (133,333)       (133,333)        (33,333)        (33,334)
  Dividends paid..............................     (382,204)       (382,204)       (382,852)             --              --
  Common stock issued under stock option
    plans.....................................           --          23,057          71,671          10,667          13,362
  Net proceeds from short-term borrowings.....           --              --       6,200,000       1,200,000       2,300,000
                                                -----------     -----------     -----------     -----------     -----------
        Net cash provided by (used for)
          financing activities................     (515,537)       (492,480)      5,755,486       1,177,334       2,280,028
                                                -----------     -----------     -----------     -----------     -----------
DECREASE IN CASH AND CASH EQUIVALENTS.........   (2,093,191)       (383,226)     (1,776,473)     (1,654,481)       (493,262)
CASH AND CASH EQUIVALENTS, BEGINNING OF
  PERIOD......................................    4,805,458       2,712,267       2,329,041       2,329,041         552,568
                                                -----------     -----------     -----------     -----------     -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD......  $ 2,712,267     $ 2,329,041     $   552,568     $   674,560     $    59,306
                                                ===========     ===========     ===========     ===========     ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION --
  Cash paid during the year for:
    Interest..................................  $    28,912     $    24,575     $   186,338     $    13,433     $   165,373
                                                ===========     ===========     ===========     ===========     ===========
    Income taxes..............................  $   501,800     $ 1,773,400     $ 3,269,100     $   123,100     $   119,600
                                                ===========     ===========     ===========     ===========     ===========



                       See notes to financial statements.

                              THE FIRST YEARS INC.



                         NOTES TO FINANCIAL STATEMENTS



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



     Business -- The First Years Inc. (the "Company") is a developer, marketer, and distributor of certain basic accessory and related products for infants and toddlers. The Company was founded and incorporated in 1952. Since its inception, the Company has engaged in this single line of business, with one class of similar products. The following is a summary of significant accounting policies.



     Interim Financial Information -- The Balance Sheet as of March 31, 1996, the Statements of Income for the three months ended March 31, 1995 and 1996, the Statement of Stockholders' Equity for the three months ended March 31, 1996 and the Statements of Cash Flows for the three months ended March 31, 1995 and 1996 are unaudited. All adjustments and accruals (consisting only of normal recurring adjustments) have been made which, in the opinion of management, are necessary for a fair presentation. Results of operations for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for any future period.



     Revenue Recognition -- Revenue is recognized when products are shipped.



     Cash Equivalents -- Highly liquid investments with a maturity of three months or less when purchased have been classified as cash equivalents in the accompanying financial statements. Such investments are carried at cost which approximates market value.



     Inventories -- Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories consist principally of finished goods, unpackaged components, and supplies.



     Property, Plant, and Equipment -- Property, plant, and equipment is stated at cost. Depreciation is provided based on the estimated useful lives of the various classes of assets (building, 15 to 40 years; machinery and molds, 5 to 10 years; furniture and equipment, 5 to 10 years) using the straight-line method.



     Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of -- In March 1995, Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"), was issued. This statement, which will be required in 1996, establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The Company does not expect that the adoption of SFAS 121 will have a material impact on the financial statements.



     Income Taxes -- Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates.



     Stock-Based Compensation -- In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which will be effective for the Company beginning January 1, 1996. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply APB Opinion No. 25, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded (see Note 7). The Company will continue to apply APB Opinion No. 25 to its stock-based compensation awards to employees and will disclose the required pro forma effect on net income and earnings per share, as required by SFAS No. 123.



     Earnings Per Share -- Earnings per share are based on the weighted average number of shares outstanding during each year (retroactively adjusted to reflect the two-for-one stock split effected on December 29, 1995 and the three-for-one stock split effected on December 15, 1992) and common equivalent shares, consisting of the effect of stock options outstanding, if dilutive (4,663,491, 4,497,244 and 4,496,520

                              THE FIRST YEARS INC.



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)


shares in 1995, 1994 and 1993, respectively) (see Note 7). Earnings per share assuming full dilution have not been presented because the dilutive effect is immaterial.



     Risk and Uncertainties -- The Company has adopted Accounting Standards Executive Committee Statement of Position 94-6, "Disclosure of Certain Significant Risks and Uncertainties." The disclosures required by this SOP focus primarily on the nature of an entity's operations, the use of estimates in preparation of financial statements and on risks and uncertainties that could significantly affect the amounts reported in the financial statements (see Note
8).



     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



     Research and Development Costs -- Research and development costs are expensed as incurred. During 1995, 1994, and 1993, research and development costs approximated $1,834,000, $1,466,000, and $1,493,000, respectively.



     Foreign Currency Translation -- The Company's functional currency is the U.S. dollar. Accordingly, monetary assets and liabilities of the Company's foreign operations are translated from the respective local currency to the U.S. dollar using year-end exchange rates while nonmonetary items are translated at historical rates. Income and expense accounts are translated at the average rates in effect during the year. Accordingly, translation adjustments and transaction gains and losses are recognized in income in the year of occurrence and are recorded as a component of cost of sales.



     Foreign Exchange Contracts -- The Company enters into forward exchange contracts to minimize the impact of fluctuations in currency exchange rates on future cash flows emanating from sales denominated in foreign currencies. The Company does not purchase such contracts for trading purposes. Gains and losses related to foreign exchange contracts which qualify as accounting hedges of firm commitments are deferred and recognized in income when the hedged transaction occurs. Gains and losses related to foreign exchange contracts which do not qualify for hedge accounting are marked to market currently and recognized as a foreign currency transaction gain or loss.



     Fair Value of Financial Instruments -- The fair value of the Company's assets and liabilities which constitute financial instruments as defined in Statement of Financial Accounting Standards No. 107 approximate their recorded value.



2.  DEBT



     Long-term debt consists of unsecured industrial revenue bonds ("IRB"), with interest payable quarterly at 65% of the prime rate (5.5% at December 31, 1995 and 1994) and principal payable in equal quarterly installments of $33,333 through September 30, 1997.



     Under the terms of the IRB Agreement, the Company must comply with certain covenants, none of which impose a significant limitation on the Company.



     The Company has available unsecured lines of credit totaling $15,000,000 with two banks. Both lines are subject to annual renewal and require no compensating balances. One line bears interest at the prime rate or the LIBOR rate plus 2.0% and the other line at the prime rate less 0.25% or the LIBOR rate plus 1.75%. During 1995, the Company borrowed various amounts up to $6,500,000 under the lines. As of December 31,

                              THE FIRST YEARS INC.

2.  DEBT (CONTINUED)

1995, a balance of $6,200,000, which bears interest at 7.9%, remains outstanding. No other short-term borrowings were incurred by the Company during 1995 or 1994. During the first three months of 1996, the Company borrowed various amounts up to $9,900,000 (unaudited). As of March 31, 1996, a balance of $8,500,000 (unaudited) remains outstanding which bears a weighted average interest rate of 7.55% (unaudited). During May 1996, the Company increased its unsecured lines of credit to $18,000,000. The terms of the lines remain unchanged from those specified above.



3.  INCOME TAXES



     Components of the Company's net deferred tax asset at December 31 are as follows:



                                                                       1995         1994
                                                                     --------     --------
      Deferred tax assets:
        Reserves not currently deductible..........................  $ 79,000     $ 62,900
        Capitalized packaging costs not currently deductible.......   442,000      360,200
        Capitalized inventory costs not currently deductible.......   261,100      116,900
        Other......................................................    90,200       84,500
                                                                     --------     --------
                                                                      872,300      624,500
                                                                     --------     --------
      Deferred tax liabilities:
        Excess tax depreciation over financial reporting
           depreciation............................................   642,800      580,300
        Other......................................................     4,500        4,500
                                                                     --------     --------
                                                                      647,300      584,800
                                                                     --------     --------
      Net deferred tax asset.......................................  $225,000     $ 39,700
                                                                     ========     ========



     There was no valuation allowance for the years ended December 31, 1995 and 1994.



     The provision for income taxes consists of the following:



                                                             1995         1994        1993
                                                          ----------   ----------   --------
      Federal:
        Current.........................................  $2,104,000   $1,432,700   $352,300
        Deferred........................................    (185,300)     107,200     51,800
                                                          ----------   ----------   --------
      Total federal.....................................   1,918,700    1,539,900    404,100
      State.............................................     564,300      331,500     77,400
                                                          ----------   ----------   --------
      Provision for income taxes........................  $2,483,000   $1,871,400   $481,500
                                                          ==========   ==========   ========



     A reconciliation of the statutory federal income tax rate and the effective tax rate as a percentage of pretax income is as follows:



                                                                     1995     1994     1993
                                                                     ----     ----     ----
        Statutory rate...........................................    34.0%    34.0%    34.0%
        State income taxes, net of federal income tax benefit....     6.0      4.5      4.0
        Other....................................................      --       --     (0.3)
                                                                     ----     ----     ----
                                                                        -        -        -
        Effective rate...........................................    40.0%    38.5%    37.7%
                                                                     =====    =====    =====

                              THE FIRST YEARS INC.

4.  COMMON STOCK



     In December 1995, the Company's Board of Directors (the "Board") declared a two-for-one split of the Company's common stock. The stock split, effected in the form of a stock dividend, was distributed on December 29, 1995 to stockholders of record in 1995. Earnings per share amounts shown in the accompanying financial statements have been adjusted to reflect the 1995 stock split.



5.  COMMITMENTS AND CONTINGENCIES



     Foreign Exchange Contracts -- During 1995 and 1994, the Company entered into forward exchange contracts with a bank whereby the Company is committed to deliver foreign currency at predetermined rates. The contracts expire within one year. The Company's future commitment under these contracts approximated $4,500,000 and $3,100,000 as of December 31, 1995 and 1994, respectively. At
December 31, 1995 and 1994, the exchange rates for such currencies covered by the contracts approximated the predetermined rates included therein.



     Other Commitments -- At December 31, 1995 and 1994, letters of credit outstanding aggregated approximately $1,925,000 and $1,275,000, respectively.



     During 1994, the Company entered into an employment agreement with an executive officer which provides for an annual salary of $100,000 through August 1999. On March 23, 1995, the Company entered into employment agreements with two key senior executive officers which provide for aggregate annual base salaries through March 2000 of $391,000, subject to any increases or decreases established from time to time in the discretion of the Compensation Committee of the Board of Directors and, in the event of termination, provide for noncompetition payments for two years equal to their annual base salaries.



     Contingencies -- The Company is involved in legal proceedings which have arisen in the ordinary course of business. Management believes the outcome of these proceedings will not have a material adverse impact on the Company's financial condition or operating results.



6.  ROYALTIES



     During 1995 and 1994, the Company entered into various agreements which provide for the payment of royalties on sales of certain licensed products. The agreements have terms ranging from one to fifteen years and require minimum royalty payments of $729,000 during the terms of the agreements. Outstanding minimum royalty payments under these agreements amounted to $92,800 at December 31, 1995.



7.  BENEFIT PLANS



     Defined Contribution Plan -- The Company has a defined contribution trusteed benefit plan covering eligible employees, requiring annual contributions based upon certain percentages of salaries of employees. The Company's policy is to fund pension expense accrued. Pension expense aggregated $259,000, $267,000, and $661,000 in 1995, 1994, and 1993, respectively.



     Stock Option Plans -- In May 1993, the Company's stockholders approved the adoption of The First Years Inc. 1993 Equity Incentive Plan and The First Years Inc. 1993 Stock Option Plan for Non-employee Directors (the "plans") which cover key salaried employees and directors of the Company. The Board of Directors has reserved 670,000 shares (adjusted to reflect the two-for-one stock split effected on December 29, 1995) for issuance under the plans and 20,000 shares for a stock option agreement granted outside of the plans. The exercise price for the options granted may not be less than the fair market value of the optioned stock at the date of grant, 110% of fair market value in the case of options granted to a 10% stockholder.



     Options granted must be exercised within the period prescribed by the Compensation Committee of the Board of Directors; the options vest in accordance with the vesting provisions prescribed at the time of grant.

                              THE FIRST YEARS INC.

     A summary of activity (all years adjusted to reflect the two-for-one stock split effected on December 29, 1995) of stock options granted under the plan is as follows:



                                                                                        NUMBER
                                                                                          OF
                                                                                       OPTIONS
                                                                        NUMBER OF      AVAILABLE
                                                    EXERCISE PRICE       OPTIONS         FOR
                                                       PER SHARE       OUTSTANDING      GRANT
                                                    ---------------    -----------     --------
    January 1, 1993
      Authorized..................................        --              --            440,000
      Granted.....................................  $5.31 to $5.84       206,000       (206,000)
      Canceled....................................       $5.31            (2,000)         2,000
                                                                         -------       --------
    December 31, 1993.............................                       204,000        236,000
      Authorized..................................        --              --             20,000
      Granted.....................................  $4.56 to $5.63       126,300       (126,300)
      Canceled....................................  $4.56 to $5.31       (20,828)        20,828
      Exercised...................................       $5.31            (4,340)         --
                                                                         -------       --------
    December 31, 1994.............................                       305,132        150,528
      Authorized..................................        --              --            230,000
      Granted.....................................  $8.94 to $9.83       128,920       (128,920)
      Canceled....................................  $4.56 to $5.31        (8,192)         8,192
      Exercised...................................  $4.56 to $5.31       (14,282)         --
                                                                         -------       --------
    December 31, 1995.............................                       411,578        259,800
                                                                         =======       ========



     At December 31, 1995, 166,999 options were exercisable at $4.56 to $5.84 per share.



8.  CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS



     Concentrations of Credit Risk -- Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, trade receivables and forward exchange contracts (see Note 5). The Company's cash equivalents consist of money market funds placed with major banks and financial institutions. The Company's trade receivables principally include amounts due from retailers geographically dispersed. The Company's two largest customers accounted for 61% of the trade receivables outstanding at December 31, 1995 and 1994. The Company routinely assesses the financial strength of its customers and purchases credit insurance to limit its potential exposure to trade receivable credit risks. The Company routinely assesses the financial strength of the bank which is the counterparty to the forward exchange contracts. As of December 31, 1995, management believes it had no significant exposure to credit risks.



     Major Customer and Export Sales -- The Company derived 10% or more of its sales from its largest customer. Such amounts aggregated $21,966,000, $14,256,000, and $12,920,000 in 1995, 1994, and 1993, respectively. The
Company's second largest customer accounted for sales of $16,500,000, $12,118,000, and $8,814,000 in 1995, 1994, and 1993, respectively. No other customer accounted for 10% or more of the Company's sales. Export sales, primarily to Europe, Canada, South America and the Pacific Rim were approximately $7,745,000 in 1995.



     Reliance on Licensed Products -- A licensing agreement (see Note 6) with a major entertainment company will expire at the end of 1996. Sales of products licensed under the agreement amounted to 20% of

                              THE FIRST YEARS INC.

8.  CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS (CONTINUED)


the Company's total net sales for year ended December 31, 1995. Management is in the process of renegotiating continuance of this agreement.



     Reliance on Foreign Manufacturers -- The Company does not own or operate its own manufacturing facilities. In each of 1995 and 1994, the Company derived approximately 46% and 53%, respectively, of its net sales from products manufactured by others in the Far East, mainly in the Peoples' Republic of China. A change in suppliers could cause a delay in manufacturing and a possible loss of sales which would affect operating results adversely, depending on the particular product.



9.  SEVERANCE-RELATED EXPENSES



     In July 1993, to improve operating productivity, the Company streamlined staff and outsourced certain packaging and product assembly operations. As a result, 34 employees were laid-off. Severance-related expenses relating to the layoffs amounted to a pretax charge of $373,000 and primarily consisted of severance pay, benefit considerations and outplacement services, which were paid by December 31, 1994.



10.  OFFERING EXPENSES



     During 1995, the Company initiated a public offering of shares of its common stock to increase its working capital and improve liquidity of its common stock. Due to uncertain market conditions affecting the retail sector and the price of its stock, the Company decided to postpone indefinitely the public offering. As a result, the Company wrote off offering expenses amounting to $310,000 in December 1995.



                                  * * * * * *

                               [THE FIRST YEARS]


        IBC [Child on parent's shoulders with Company logo superimosed.]

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  NO DEALER, SALESMAN, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR SINCE THE DATES AS OF WHICH INFORMATION IS SET FORTH HEREIN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

                            ------------------------


                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary....................     3
Risk Factors..........................     5
Use of Proceeds.......................     7
Price Range of Common Stock...........     7
Capitalization........................     8
Dividend Policy.......................     8
Selected Financial Data...............     9
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    10
Business..............................    13
Management............................    21
Principal and Selling Stockholders....    26
Description of Capital Stock..........    27
Underwriting..........................    30
Legal Matters.........................    31
Experts...............................    31
Additional Information................    31
Index to Financial Statements.........   F-1


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                1,600,000 SHARES

                              THE FIRST YEARS INC.

                                     [LOGO]

                                  COMMON STOCK

                              --------------------
                                   PROSPECTUS
                              --------------------
                           A.G. EDWARDS & SONS, INC.

                          ADAMS, HARKNESS & HILL, INC.

                                               , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the National
Association of Securities Dealers, Inc. ("NASD") filing fee and the Nasdaq
National Market Listing fee.


                                                                                   PAYABLE BY
                                                                    PAYABLE         SELLING
                          ITEM                         AMOUNT      BY COMPANY     STOCKHOLDERS
                          ----                        --------     ----------     ------------
     SEC Registration Fee...........................  $  9,577       $ 2,394        $  7,183
     NASD Filing Fee................................     3,191           798           2,393
     Nasdaq National Market Listing Fee.............    15,600        15,600              --
     Blue Sky Fees and Expenses.....................    12,000         3,000           9,000
     Transfer Agent and Registrar Fees..............     3,500           875           2,625
     Accounting Fees and Expenses...................    50,000        12,500          37,500
     Legal Fees and Expenses........................   100,000        25,000          75,000
     Printing Expenses..............................    50,000        12,500          37,500
     Miscellaneous..................................    16,132         4,033          12,099
                                                      --------       -------        --------
               Total................................  $260,000       $76,700        $183,300
                                                      ========       =======        ========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant's Articles of Organization provide that the Company's Directors shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the Massachusetts Business Corporation Law as in effect at the time such liability is determined. The By-Laws provide that the Registrant shall indemnify its directors and officers to the full extent permitted by the laws of The Commonwealth of Massachusetts.

     In addition, the Company holds a Directors and Officers Liability and Corporate Indemnification Policy.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Not applicable.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The following is a list of exhibits filed as a part of this registration statement.

(a) Exhibits


EXHIBIT
NUMBER                                       DESCRIPTION
- ------                                       -----------
  1      Form of Underwriting Agreement.**

  3.1    Restated Articles of Organization as currently in effect.*

  3.2    By-Laws of the Company and any amendments thereto, as currently in effect (filed as
         Exhibit (3)(ii) on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).

  4      Specimen Certificate for shares of Common Stock, $.10 par value of the Company.*

  5      Opinion of Ropes & Gray.*

EXHIBIT
NUMBER                                       DESCRIPTION
- ------                                       -----------
 10.1    Security and Trust Agreement among Town of Avon, acting by and through its
         Industrial Development Financing Authority, The First Years Inc., and State Street
         Bank and Trust Company relating to issuance of industrial revenue bonds, dated as of
         October 1, 1982 (filed as Exhibit (10)(c) on Form 10-K for the year ended December
         31, 1994 and incorporated herein by reference).

 10.2    Bond Purchase Agreement among Town of Avon, acting by and through its Industrial
         Development Financing Authority, The First Years Inc., and State Street Bank and
         Trust Company, dated as of October 1, 1982 (filed as Exhibit (10)(d) on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).

 10.3    Loan Agreement between Town of Avon, acting by and through its Industrial
         Development Financing Authority, and The First Years Inc., dated as of October 1,
         1982 (filed as Exhibit (10)(e) on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference)

 10.4    Put Agreement between State Street Bank and Trust Company and The First Years Inc.,
         dated as of October 1, 1982 (filed as Exhibit (10)(f) on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).

 10.5    The First Years Inc. 1993 Equity Incentive Plan, as amended through January 19, 1995
         (filed as Exhibit (10)(g) on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).

 10.6    Agreement between The First Years Inc. and Jerome M. Karp dated August 8, 1994
         (filed as Exhibit 10(c) to the Form 10-Q Report for the quarter ended June 30, 1994 and incorporated herein by reference).

 10.7    Employment Agreement between The First Years Inc. and Benjamin Peltz, dated March
         23, 1995 (filed as Exhibit (10)(j) on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).

 10.8    Employment Agreement between The First Years Inc. and Ronald J. Sidman, dated March
         23, 1995 (filed as Exhibit (10)(k) on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).

 10.9    The First Years Inc. 1993 Stock Option Plan for Non-employee Directors, as amended through January 19, 1995 (filed as Exhibit (10)(h) on Form 10-K for the year ended
         December 31, 1994 and incorporated herein by reference).

 10.10   The First Years Inc. 1995 Restated Annual Incentive Plan, effective as of July 1,
         1995.*

 10.11   Agreement with The Walt Disney Company dated March 28, 1994.*

 11      Statement re: Computation of Per Share Earnings.**

 23.1    Consent of Ropes & Gray (contained in its opinion filed as Exhibit 5 hereto).*

 23.2    Deloitte & Touche LLP consent and report on Schedule.**

 24      Power of Attorney (included in the signature page of this Registration Statement)*.

- ---------------

 * Previously filed.

** Filed herewith.



(b) Financial Statement Schedule -- Schedule II, Valuation and Qualifying
Accounts

     Report of Independent Accountants on Financial Schedule (see Exhibit 23.2)

ITEM 17.  UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under "Item
14 -- Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Avon, Commonwealth of Massachusetts, on this 4th day of June, 1996.


                                          THE FIRST YEARS INC.

                                          By: /S/  BENJAMIN PELTZ
                                            ------------------------------------
                                            Benjamin Peltz
                                            Senior Vice President and Treasurer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment
No. 1 has been signed below by the following persons in the capacities and on the dates indicated.


               SIGNATURE                             TITLE                        DATE
               ---------                             -----                        ----
           RONALD J. SIDMAN*                Chief Executive Officer,           June 4, 1996
- ---------------------------------------     Chairman of the Board of
             Ronald Sidman                  Directors and President
                                            (Chief Executive Officer)

             JEROME M. KARP*                 Vice Chairman of the Board of      June 4, 1996
 ---------------------------------------     Directors
             Jerome M. Karp

          /S/  BENJAMIN PELTZ               Treasurer, Senior Vice             June 4, 1996
- ----------------------------------------    President and Director (Chief
             Benjamin Peltz                 Financial and Accounting
                                            Officer)

             EVELYN SIDMAN*                 Director                           June 4, 1996
- ---------------------------------------
             Evelyn Sidman

              FRED T. PAGE*                 Director                           June 4, 1996
- ---------------------------------------
              Fred T. Page

           MERTON N. ALPERIN*               Director                           June 4, 1996
- ---------------------------------------
           Merton N. Alperin




*By      /S/  BENJAMIN PELTZ
    ----------------------------------
           Benjamin Peltz
          Attorney-in-fact


                                                                     SCHEDULE II

                              THE FIRST YEARS INC.

                       VALUATION AND QUALIFYING ACCOUNTS


                 YEARS ENDED DECEMBER 31, 1993, 1994, AND 1995



                                                                  ADDITIONS
                                                                  CHARGED
                                                      BALANCE,    TO COSTS                    BALANCE,
                                                      BEGINNING     AND                         END
                    DESCRIPTION                        OF YEAR    EXPENSES   DEDUCTIONS(1)    OF YEAR
- ----------------------------------------------------  ---------   --------   --------------   --------
VALUATION ACCOUNTS DEDUCTED FROM ASSETS TO WHICH
  THEY APPLY:
  Allowance for Doubtful Accounts:
     Year ended December 31:
       1993.........................................  $ 270,000   $ 17,177      $102,177      $185,000
                                                       ========   ========      ========      ========
       1994.........................................  $ 185,000   $ 23,673      $ 23,673      $185,000
                                                       ========   ========      ========      ========
       1995.........................................  $ 185,000   $ 86,227      $ 86,227      $185,000
                                                       ========   ========      ========      ========


(1) Net accounts written off.

                                 EXHIBIT INDEX



EXHIBIT
NUMBER                                       DESCRIPTION
- ------   ------------------------------------------------------------------------------------
  1      Form of Underwriting Agreement.**
  3.1    Restated Articles of Organization as currently in effect.*
  3.2    By-Laws of the Company and any amendments thereto, as currently in effect (filed as
         Exhibit (3)(ii) on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).
  4      Specimen Certificate for shares of Common Stock, $.10 par value of the Company.*
  5      Opinion of Ropes & Gray.*
 10.1    Security and Trust Agreement among Town of Avon, acting by and through its
         Industrial Development Financing Authority, The First Years Inc., and State Street
         Bank and Trust Company relating to issuance of industrial revenue bonds, dated as of
         October 1, 1982 (filed as Exhibit (10)(c) on Form 10-K for the year ended December
         31, 1994 and incorporated herein by reference).
 10.2    Bond Purchase Agreement among Town of Avon, acting by and through its Industrial
         Development Financing Authority, The First Years Inc., and State Street Bank and
         Trust Company, dated as of October 1, 1982 (filed as Exhibit (10)(d) on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).
 10.3    Loan Agreement between Town of Avon, acting by and through its Industrial
         Development Financing Authority, and The First Years Inc., dated as of October 1,
         1982 (filed as Exhibit (10)(e) on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference)
 10.4    Put Agreement between State Street Bank and Trust Company and The First Years Inc.,
         dated as of October 1, 1982 (filed as Exhibit (10)(f) on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).
 10.5    The First Years Inc. 1993 Equity Incentive Plan, as amended through January 19, 1995
         (filed as Exhibit (10)(g) on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).
 10.6    Agreement between The First Years Inc. and Jerome M. Karp dated August 8, 1994
         (filed as Exhibit 10(c) to the Form 10-Q Report for the quarter ended June 30, 1994 and incorporated herein by reference).
 10.7    Employment Agreement between The First Years Inc. and Benjamin Peltz, dated March
         23, 1995 (filed as Exhibit (10)(j) on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).
 10.8    Employment Agreement between The First Years Inc. and Ronald J. Sidman, dated March
         23, 1995 (filed as Exhibit (10)(k) on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).
 10.9    The First Years Inc. 1993 Stock Option Plan for Non-employee Directors, as amended through January 19, 1995 (filed as Exhibit (10)(h) on Form 10-K for the year ended
         December 31, 1994 and incorporated herein by reference).
 10.10   The First Years Inc. 1995 Restated Annual Incentive Plan, effective as of July 1,
         1995.*
 10.11   Agreement with The Walt Disney Company dated March 28, 1994.*
 11      Statement re: Computation of Per Share Earnings.**
 23.1    Consent of Ropes & Gray (contained in its opinion filed as Exhibit 5 hereto).*

 23.2    Deloitte & Touche LLP consent and report on Schedule.**
 24      Power of Attorney (included in the signature page of this Registration Statement)*.

- ---------------

 * Previously filed.

** Filed herewith.